INTERPARFUMS, INC.

Annual Report 2022

Abercrombie & Fitch
Anna Sui
Boucheron
Coach
DKNY
Donna Karan
Emanuel Ungaro
Ferragamo
Graff
Guess
Hollister
Karl Lagerfeld
Kate Spade
Lacoste
Lanvin
MCM
Moncler
Montblanc
Oscar de la Renta
Rochas
Van Cleef & Arpels

TABLE OF CONTENTS

2022 Letter to Our Shareholders

DEAR FELLOW SHAREHOLDERS,

2022 was a landmark year for Inter Parfums, Inc. In addition to setting new records in net sales and earnings, we expanded our portfolio of brands; moved into our new Paris headquarters; completed our first full year of operations in Italy; and set in motion several initiatives, establishing a solid foundation for continued growth in the years ahead.


INTERPARFUMS,
Nasdaq
IPAR
NasdaqListed

Philippe Benacin and Jean Madar

2022 FINANCIAL HIGHLIGHTS

Our 2022 net sales exceeded our expectations in each successive quarter, resulting in full-year net sales of $1.087 billion, 24% ahead of $880 million in 2021. At comparable foreign currency exchange rates, consolidated 2022 net sales increased by 30%. Our four largest brands, Montblanc, Jimmy Choo, Coach, and GUESS, grew sales by 15%, 23%, 18%, and 24%, respectively for 2022. Most of our other brands also topped the prior year, including Abercrombie & Fitch (+28%), Kate Spade (+26%), Oscar de la Renta (+19%), and Hollister (+16%).

Sales of our European based operations increased by 12% in dollars and 20% in constant currency. The year-over-year gains are all the more impressive considering flankers and extensions dominated our new product pipeline. We brought several entirely new lines to market, including the official launch of our first Moncler duo, Kate Spade *Sparkle*, *Singulier* by Boucheron, and *Open Road* and *Wild Rose* by Coach. Sales of United States based operations increased by 58%, driven by strong like-for-like sales (+47%). This growth is reflected in the continued sales of established lines, along with the launches of GUESS *Uomo* and *Alibi* by Oscar de la Renta, numerous extensions across our mid-sized brands, and the continued success of Ferragamo. The addition of our newer brands, Donna Karan and DKNY, which joined our portfolio in the summer of 2022, contributed 14% to our growth.

We continued to see growth in both consumer penetration and consumption across all regions. Our three largest markets, North America, Western Europe, and Asia, increased sales by 22%, 28%, and 19%, respectively. We also achieved top line growth in Central and South America by 24%, the Middle East by 44% and Eastern Europe by 6%, despite the impact of the war in Ukraine. With the resumption of international travel, our travel retail business bounced back, apart from China. As pandemic-related lockdowns have started abating, we look forward to a gradual increase in our duty-free business, particularly in emerging markets.

On the bottom line, in 2022, we were able to expand our operating margin by 110 bps to 17.9%, and earnings per diluted share by 38% to $3.78. These gains were driven by a combination of foreign exchange fluctuations, price increases, product mix, and scale benefits from our growth, which more than offset the inflationary impacts on shipping and supplies.

We continue to have a very strong balance sheet, closing the year with working capital of $443 million, including approximately $256 million in cash, cash equivalents, and short-term investments, and a working capital ratio of 2.3 to 1. Our balance sheet included $151 million of long-term debt relating to the headquarters acquisition by our Paris subsidiary, Interparfums SA, plus a $53 million four-year loan agreement in connection with Interparfums SA's acquisition of the license for the Lacoste trademark. Cash provided by operating activities aggregated $115 million in 2022, compared to $120 million in 2021. The decrease was primarily driven by the higher working capital requirements from our growing operations, namely the inventory buildup that we needed to protect against supply chain volatility. Additionally, our employee productivity, measured in sales per employee, continued to increase reaching $2.06 million in 2022, compared to $1.88 million in 2021, based on 527 and 467 full-time employees worldwide, respectively.

In early 2023, our Board of Directors approved a 25% increase in our annual cash dividend to $2.50 per share, payable quarterly, reflecting the Board's confidence in the prospects for our business over the near and long term. Our strong financial position enables us to invest in growth opportunities within our family of brands and expand our brand portfolio, while continuing to reward our shareholders.

EXPANSION OF OUR PORTFOLIO

Donna Karan and DKNY fragrances joined our portfolio of brands under license in July 2022. Donna Karan is a global lifestyle brand founded in 1984 by the fashion pioneer of the same name. In addition to fashion and fragrance, one can find the Donna Karan label on shoes, accessories, and home fashions. Launched in 1994, the brand's lead fragrance, *Cashmere Mist*, was awarded the Fragrance Foundation Hall of Fame Award in 2019. In February 2022, *Cashmere Mist* was ranked amongst the 100 Greatest Fragrances of All Time by WWD. The DKNY brand emerged in 1989 as the next-generation fashion response to Donna Karan's then-teenage daughter raiding her mom's closet. Today, DKNY designs, markets, and globally distributes collections of apparel, accessories, footwear, and select licensed products. *Be Delicious*, the brand's best-known scent, which launched in 2004, was named one of The 25 Perfumes of All Time in April 2022 by Marie Claire magazine. Brand extensions are in the works for 2023, with a blockbuster launch scheduled for 2024. These two brands have already proven to be terrific additions to our fragrance portfolio, and we are looking for significant sales gains over the coming years.

In December 2022, we announced that our majority owned Paris-based subsidiary, Interparfums SA and **Lacoste**, the iconic fashion sport brand, have signed a worldwide exclusive 15-year fragrance license agreement effective January 1, 2024. Under this agreement, including an entrance fee of €90 million, Interparfums will be responsible for the creation, development, production and marketing of all perfume and cosmetics lines under the Lacoste brand, in selective distribution as well as in the Lacoste boutique network. The launch of our first new fragrance line is targeted for late 2024.

Lacoste is an emblematic brand in the world of fashion and sport with a very high level of awareness and desirability throughout the world. The management team has a clear and precise vision of the brand's great development potential, which will also allow us to take the perfumes higher and further. This is an important new strategic step in the life of Interparfums. We are delighted and thrilled about this exciting partnership.

With 2022 sales approaching $200 million, **Montblanc,** and its owner Richemont, have agreed to extend our fragrance license through December 31, 2030, adding five more years to our partnership. With a seven-year window, we can confidently plan new product launches, promotion and advertising, and distribution strategies well into the future. The Montblanc license was inked in 2010, and it has been a great partnership for both Inter Parfums and the brand owner as fragrance sales were less than $10 million in that first year.

In early 2023, **Abercrombie & Fitch** granted us the right to distribute its number one men's fragrance, *Fierce*, in selective markets. The first phase of the agreement, which becomes effective September 1, 2023, covers the distribution of *Fierce* in several major markets. The second phase, which activates in February 2024, covers distribution in additional regions, and may include other flankers of the *Fierce* family of products. Our relationship with Abercrombie & Fitch began in 2014 when we signed our initial license agreement. In the ensuing years, we have brought several major blockbuster pillars to market, including *First Instinct*, *Authentic*, and *Away*. With nearly a decade under our belt, we have earned Abercrombie & Fitch's confidence, as evidenced by this agreement, entrusting us to distribute the iconic *Fierce* collection on a test basis for three years. Our plans call for growing penetration in existing *Fierce* markets, including department, specialty, duty-free stores, and online sales, while exploring opportunities in untapped markets.

OTHER MEANINGFUL MILESTONES

After over a year of planning and hard work, our new **Enterprise Resource Planning (ERP)** system went live in early 2023 for our United States based operations. It has been a widely welcomed improvement, giving us greater capability to support our growth. We have enlisted component suppliers, fillers, and customers across the globe to keep track of inventory in real time. From any secure device, anywhere in the world, authorized personnel can now easily access whatever they need, from quantities and location of goods to the status of existing orders. They can also reserve goods pending a sale, and we are in the

process of implementing an **Enterprise Data Interchange (EDI)** for many of our largest customers. A significant portion of the ERP system has been deployed, with additional modules in the works, including more vendor portals. This was a big investment, with bumps along the way and creases still being ironed out, but the payoff has been gratifying, and we plan to continue to build on this new capability going forward.

Since 2020, and for the foreseeable future, we have overcome **supply chain challenges** in several ways. We continue to build inventory, source similar components from multiple suppliers, and, when possible, produce goods closer to where they are sold. With just over a year under our belt, our Italian operations have helped alleviate log jams for manufacturing and distribution.

While we have always prided ourselves on being a good corporate citizen, in 2022, we intensified our commitment to corporate social responsibility through our **ESG Initiatives.** Throughout our supply chain—from procurement of components to the distribution of finished products—and through our business partners, we act responsibly as an active contributor to protecting the environment. We are applying a multifunctional and comprehensive approach to addressing the issues of corporate, environmental, and social responsibility and transparency. For the first time, our 2022 Annual Report includes a lengthy and detailed discussion of our endeavors regarding responsible employment, corporate citizenship and governance practices, and environmental responsibility.

On February 13, 2023, **we celebrated 35 years as a public company** by ringing the closing bell on Nasdaq. Back then, our company was among the first to go public after the stock market crash of October 1987. In all our years as a public company, through armed conflicts, trade wars, recessions, terrorist attacks, inflation, and pandemics, we have always been profitable. We are **celebrating 40 years in business in 2023**, and the two of us remain at the helm, leading by example and guiding the next generation of management while learning from them as well. Our interests, as the two largest shareholders of Inter Parfums, remain aligned with those of our investors.

WHAT'S IN STORE FOR 2023?

Similar to 2022, the coming year will continue to be dominated by brand extensions for our major and mid-sized brands. We continue to enjoy the benefits of the exceptional number of new product launches in 2021, including many delayed from 2020. Flankers and extensions of thriving pillars allow us to further capitalize upon those successes while leveraging design elements such as packaging, components, photography, and labels, as well as advertising and promotional materials, across all fragrance family members.

Early in 2023, our European operations launched several brand extensions, including Jimmy Choo *Blossom, Eau de Rochas Citron Soleil,* Montblanc *Signature Absolue,* and Kate Spade *Chérie.* Also in the pipeline for 2023 are new brand pillars for Coach, Montblanc, Rochas, Van Cleef & Arpels, and Moncler. For U.S. operations, we started 2023 off with brand extensions within established lines for Abercrombie & Fitch, Hollister, Oscar de La Renta, Ferragamo, MCM, and DKNY *Be Delicious.* As the year unfolds, we will unveil new scents for GUESS, Ferragamo, Ungaro, and Anna Sui.

IN CLOSING

We are proud of our progress and milestone achievements made in 2022. Following our fast start in the first quarter of 2023, where we delivered record-setting sales and earnings, we are equally confident in our expectations for 2023. We will continue to draw customers across all ages, nationalities, and income brackets through our diverse portfolio of fragrance brands.

We are a top-of-mind choice among brand owners seeking new fragrance partners, and with several competitors leaving the prestige/designer space, the door has opened even wider for new licensing opportunities. We have a highly effective distribution network serving 120 countries; we even own or control the distribution organizations in several of our most important markets. Our robust infrastructure can accommodate significant growth, especially with our new state-of-the-art ERP system, new Paris headquarters, operations in Florence, expanded space in New York City, and talented worldwide staff. Our strong financial position supports the agility of our business, along with the trust of our suppliers and prospective licensors.

In addition to gaining market share, we also continue to benefit from the strong tailwinds within the fragrance industry, which continues to post robust growth rates building upon the gains of the past two years. Another significant opportunity for growth is the underdeveloped fragrance market in China. While the industry and operational parameters may evolve over time, one thing remains unchanged: ***we are confident in our company and the people who are responsible for its success – our staff, our suppliers, our distributors, and our customers.***

With sincere thanks and appreciation,

Jean Madar
Chairman of the Board
& Chief Executive Officer

Philippe Benacin
Vice Chairman of the Board
& President


THE ULTIMATE LAYER OF LUXURY
DONNAKARAN
CASHMERE MIST

Donna Karan Cashmere Mist

The Company


Signorina
Libera
Salvatore Ferragamo

Ferragamo *Signorina Libera*

FOUNDED IN 1982, WE OPERATE IN THE FRAGRANCE BUSINESS, AND MANUFACTURE, MARKET AND DISTRIBUTE A WIDE ARRAY OF PRESTIGE FRAGRANCE, AND FRAGRANCE RELATED PRODUCTS.

Our worldwide headquarters and the office of our wholly-owned United States subsidiaries, Jean Philippe Fragrances, LLC and Interparfums, USA LLC, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. We also have wholly-owned subsidiaries in Italy, Interparfums Italia Srl and Hong Kong, Inter Parfums USA Hong Kong Limited.

Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., and its majority owned subsidiary, Interparfums SA, maintain executive offices at 10 rue de Solférino, 75007 Paris, France. Our telephone number in Paris is 331.5377.0000. Interparfums SA is the sole owner of Interparfums Luxury Brands, Inc., a Delaware corporation, for distribution of prestige brands in the United States. Interparfums SA is also the majority owner of Parfums Rochas Spain, SL, a Spanish limited liability company, which specializes in the distribution of Rochas fragrances. In addition, Interparfums SA is also the sole owner of Interparfums (Suisse) Sarl, a company formed to hold and manage certain brand names, and Interparfums Asia Pacific Pte., Ltd., an Asian sales and marketing office.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR". The common shares of our subsidiary, Interparfums SA, are traded on the Euronext.

The Securities and Exchange Commission ("SEC") maintains an internet site at http://www.sec.gov that contains financial reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We maintain our internet website at www.interparfumsinc.com, which is linked to the SEC internet site. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, interactive data files, current reports on Form 8-K, beneficial ownership reports (Forms 3, 4 and 5) and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after they have been electronically filed with or furnished to the SEC.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrance and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Certain prestige fragrance products are produced and marketed by our European operations through our 72%


MONTBLANC
LEGEND
RED
THE FRAGRANCE FOR MEN

Montblanc *Legend Spirit*

owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are either received and stored directly at our third-party fillers or received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers, which manufacture the finished product for us and then deliver them to one of our distribution centers.

Our fragrance products focus on prestige brands, each with a devoted following. By concentrating in markets where the brands are best known, we have had many successful product launches. We typically launch new fragrance families for our brands every few years, and more frequently seasonal and limited edition fragrances are introduced as well.

The creation and marketing of each product family is intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

As with any business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments in fast-growing markets and channels to grow market share. We discuss in greater detail risk factors relating to our business in Item 1A of this Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and the reports that we file from time to time with the SEC.

European Operations

We produce and distribute our fragrance products primarily under license agreements with brand owners, and fragrance product sales through our European operations represented approximately 68% of net sales for 2022. We have built a portfolio of prestige brands, which include Boucheron, Coach, Jimmy Choo, Karl Lagerfeld, Kate Spade, Lanvin, Moncler, Montblanc, Rochas, S.T. Dupont and Van Cleef & Arpels, whose products are distributed in over 120 countries around the world. European operations will also become the exclusive worldwide licensee for Lacoste fragrances on January 1, 2024.

United States Operations

Prestige brand fragrance products are also produced and marketed through our United States operations, and represented approximately 32% of net sales for the year ended December 31, 2022. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of brands, which include Abercrombie & Fitch, Anna Sui, Dunhill, Donna Karan, DKNY, Ferragamo, Graff, GUESS, Hollister, MCM, Oscar de la Renta and Ungaro.

BUSINESS STRATEGY

Focus On Prestige Beauty Brands

Prestige beauty brands are expected to contribute significantly to our growth. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, we have had a history of successful launches. Certain fashion designers and other licensors choose us as a partner, because our Company's size enables us to work more closely with them in the product development process as well as our successful track record.

Grow Portfolio Brands Through New Product Development And Marketing

We grow through the creation of fragrance family extensions within the existing brands in our portfolio. We regularly create a new family of fragrances for each brand in our portfolio. We frequently introduce seasonal and limited edition fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, flanker brands or flankers) within our brand franchises. Furthermore, we promote the performance of our prestige fragrance operations through knowledge of the market, detailed analysis of the image and potential of each brand name, and a highly professional approach to international distribution channels.

Continue To Add New Brands To Our Portfolio, Through New Licenses Or Acquisitions.

Prestige brands are the core of our business, and we intend to add new prestige beauty brands to our portfolio. Over the past 35 years, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. To that end, in 2020, we signed a new license for the Moncler brand. We also acquired a minority interest in Divabox, which owns the Origines-parfums online platform. As a website of reference for all selective fragrance brands, Origines-parfums is a key French player in the online beauty market recognized for its customer relationship expertise. This acquisition enhances the introduction of dedicated fragrance lines and products designed to address a specific consumer demand for this distribution channel and accelerate our digital development. During 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide license was granted for the production and distribution of Ferragamo brand perfumes. In 2021, we also entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Donna Karan and DKNY brands. This exclusive license became effective in July 2022. During 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted to Interparfums SA for the production and distribution of Lacoste brand perfumes and cosmetics. As of December 31, 2022, we had cash, cash equivalents and short-term investments of approximately $256 million, which we believe should assist us in entering new brand licenses or outright acquisitions. We identify prestige brands that can be developed and marketed into a full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept, development, manufacturing, marketing and distribution.

Expand Existing Portfolio Into New Categories.

We selectively broaden our product offering beyond the fragrance category and offer other fragrance related products and personal care products under some of our existing brands. We believe such product offerings meet customer needs, generate trial and further strengthen customer loyalty.

Continue To Build Global Distribution Footprint.

Our business is a global business, and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, in addition to our arrangements with third party distributors globally, we are operating distribution subsidiaries or divisions in the major markets of the United States, France, Italy and Spain for distribution of prestige fragrances. We may look into future joint arrangements or acquire distribution companies within other key markets to distribute certain of our prestige brands. While building a global distribution footprint is part of our long-term strategy, we may need to make certain decisions based on the short-term needs of the business. We believe that in certain markets, vertical integration of our distribution network may be one of the keys to future growth of our Company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

RECENT DEVELOPMENTS

Lacoste

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted to Interparfums SA for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license becomes effective in January 2024 and will last for 15 years.

Dunhill

In April 2022, we announced that the Dunhill fragrance license will expire on September 30, 2023 and will not be renewed. The Company will continue to produce and sell Dunhill fragrances until the license expires and will maintain the right to sell-off remaining Dunhill fragrance inventory for a limited time as is customary in the fragrance industry.

Ferragamo

In October 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide license was granted for the production and distribution of

Ferragamo brand perfumes. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in October 2021 and will last for 10 years with a 5-year optional term, subject to certain conditions.

With respect to the management and coordination of activities related to the license agreement, the Company operates through a wholly-owned Italian subsidiary based in Florence, that was acquired from Salvatore Ferragamo on October 1, 2021. The acquisition together with the license agreement was accounted for as an asset acquisition.

Emanuel Ungaro

In October 2021, we also entered into a 10-year exclusive global licensing agreement with a 5-year optional term subject to certain conditions, with Emanuel Ungaro Italia S.r.l, for the creation, development and distribution of fragrances and fragrance-related products, under the Emanuel Ungaro brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Donna Karan and DKNY

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Donna Karan and DKNY brands. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. With this agreement, we are gaining several well-established and valuable fragrance franchises, most notably Donna Karan Cashmere Mist and DKNY Be Delicious, as well as a significant loyal consumer base around the world. In connection with the grant of license, we issued 65,342 shares of Inter Parfums, Inc. common stock valued at $5.0 million to the licensor. The exclusive license became effective on July 1, 2022, and we are planning to launch new fragrances under these brands in 2024.

Rochas Fashion

Effective January 1, 2021, we entered into a new license agreement modifying our Rochas fashion business model. The new agreement calls for a reduction in royalties to be received. As a result, in the first quarter of 2021, we took a $2.4 million impairment charge on our Rochas fashion trademark. In the fourth quarter of 2022, we again took a $6.8 million impairment charge on the Rochas fashion trademark after an independent expert concluded that the valuation of the trademark was $11.3 million. The new license also contains an option for the licensee to buy-out the Rochas fashion trademarks in June 2025 at its then fair market value.

PRODUCTION AND SUPPLY

The stages of the development and production process for all fragrances are as follows:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach)
- Concept choice
- Produce mock-ups for final acceptance of bottles and packaging
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies
- Choose suppliers
- Schedule production and packaging
- Issue component purchase orders
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures

Suppliers who assist us with product development include, but are not limited to:

- Independent perfumery design companies (Aesthete, Carré Basset, PI Design, Cent Degrés)
- Perfumers (IFF, Givaudan, Firmenich, Robertet, Takasago, Mane) who create a fragrance consistent with our expectations and, that of the fragrance designers and creators
- Fillers (Voyant, CPFPI, Omega Packaging, Societe de Diffusion de Produits de Parfumerie, TSM Brands, ICR, Cosmint, Tatra, Arcade Beauty)
- Bottle manufacturers (Pochet du Courval, Verescence, Verreries Brosse, Bormioli Luigi, Stoelzle Masnières, Heinz), caps (Qualipac, ALBEA, RPC, Codiplas, LF Beauty, Texen Group, S.A.R.L. J3P, SBG Packaging Group), Pumps (Silgan Dispensing Systems Thomaston Corp, Aptar, Rexam) or boxes (Autajon, Diamond Packaging, TPC Printing)
- Logistics (Bansard and Bolloré Logistics for storage, order preparation and shipment)

Suppliers' accounts for our European operations are primarily settled in euro and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars. For our European operations components for our prestige fragrances are purchased from many suppliers around the world and are primarily manufactured in France.

For United States operations, components for our prestige fragrances are sourced from many suppliers around the world and are primarily manufactured in the United States and Italy. Additionally, we occasionally utilize third party manufacturers in China and Turkey.

MARKETING AND DISTRIBUTION

Our products are distributed in over 120 countries around the world through a selective distribution network. For our international distribution, we either contract with independent distribution companies specializing in luxury goods or distribute prestige products through our distribution subsidiaries. In each country, we designate anywhere from one to three distributors on an exclusive basis for one or more of our name brands. We also distribute our products through a variety of duty free operators, such as airports and airlines and select vacation destinations.

As our business is a global one, we intend to continue to build our global distribution footprint. For the distribution of brands within our European based operations, we operate through our distribution subsidiaries or divisions in the major markets of the United States, France, Italy and Spain, in addition to our arrangements with third party distributors globally. Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries provides us with a significant presence in over 120 countries around the world.

Over 50% of our European based prestige fragrance net sales are denominated in U.S. dollars. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

The business of our European operations has become increasingly seasonal due to the timing of shipments by our distribution subsidiaries and divisions to their customers, which are weighted to the second half of the year.

For our United States operations, we distribute products to retailers and distributors in the United States as well as internationally, including duty free and other travel-related retailers. We utilize our in-house sales team to reach our third party distributors and customers outside the United States. In addition, the business of our United States operations has become increasingly seasonal as shipments are weighted toward the second half of the year.



Interparfums *Headquarters in Paris, 10 rue de Solférino*

Corporate Social Responsibility

ENVIRONMENTAL, SOCIAL & GOVERNANCE

Both our U.S. operations and our European operations are good corporate citizens and take our responsibilities seriously. We comply with all applicable laws, rules and regulations in general, and in particular with regard to chemicals and hazardous materials. Throughout our supply chain, from procurement of components to distribution of finished products, we act responsibly and monitor and comply with all legal requirements. While we do not own our manufacturing facilities, we set a high bar with our industrial partners by placing an emphasis on quality, the use of good manufacturing practices and innovation, and encouraging them to build strong ESG programs of their own. Like many of our industry competitors, we are applying a multifunctional and comprehensive approach in addressing the issues of corporate, environmental and social responsibility and transparency, building off the UN Sustainable Development Goals. Our European Operations have led the way on this initiative, but our US operations are actively catching up.

EUROPEAN OPERATIONS

Interparfums SA, our European operations with their headquarters in Paris, has made further progress in the areas of environmental, social, and corporate governance (ESG) based on the results of the 2022 campaign of the rating agency Gaïa Research (1) which ranks the top performing companies in this area.

Campaign for Fiscal Year	2020 Fiscal 2019	2021 Fiscal 2020	2022 Fiscal 2021
ESG Rating	69/100	76/100	81/100

This score is calculated on the basis of 140 criteria divided into 4 pillars: Environmental, Social, Governance and External Stakeholders.

Interparfums SA applies a comprehensive approach in addressing the issues of corporate, environmental and social responsibility and transparency. It has developed from one year to the next its corporate social responsibility ("CSR") policy, implemented by its Operational and Support Departments by involving all personnel, and has identified issues to be addressed in three key areas: its responsibilities toward operational stakeholders, staff and the company. Social and societal values have been an important component of Interparfums SA's development for a number of years, exemplified notably by an attractive policy of employee benefits and solid relations with its partners.

In October 2022, Interparfums SA announced that it had retained the services of Muriel Buiatti, as its CSR Project Manager to assist the CSR Executive Committee in achieving its goals. A graduate of the French Engineering School, Ecole Polytechnique, Ms. Buiatti exercised various responsibilities, including research and development, at L'Oréal for 13 years. After completing her Master's Degree in Sustainable Development, she founded Commenterre, which specializes in helping companies address their CSR issues.

To support its strategy, at the beginning of 2021 and at the initiative of management, Interparfums SA created an CSR Executive Committee, consisting of members of the Operations & Supply Chain, Human Resources, Legal Affairs and Communications teams, tasked with formalizing the company's CSR strategy focusing on the following priorities, aligned with the UN Sustainable Development Goals:

• reinforce its status as a responsible employer, by notably creating a "Responsible Employer Charter" and strengthening the employee training plan;

• reduce its environmental footprint, notably by adopting environmentally optimized design specifications to reduce packaging and the introduction of recycled and recyclable materials for each product developed;

• strengthen its sustainable development approach by formalizing a code of business conduct and ethics that is enforceable against operational stakeholders.

(1) Gaïa Research, a member of the EthiFinance Group is an extra-financial rating agency specializing in rating the ESG performance of small and midsize companies and mid-cap companies listed on European markets.

Environmental

Interparfums SA does not own its own manufacturing facilities, having chosen to support its industrial partners by placing an emphasis on quality, the use of good manufacturing practices and innovation. The construction of a high quality environmentally certified warehouse in 2011 and sourcing in Europe more than 80% of its needs highlight the efforts undertaken in recent years. In addition, reflecting the stakes in terms of protecting the planet, Interparfums SA now intends to also exercise an increasingly active role in contributing to the environment.

As part of its CSR strategy, Interparfums SA has partnered with EcoVadis to assess the CSR performance of its supply chain and suppliers. EcoVadis operates a global platform to assess corporate social responsibility and share performance data using their assessment method based on international CSR standards.

In 2022, 119 suppliers were evaluated or were in the process of being evaluated, representing over 68% of Interparfums SA's procurement activity. As part of a continuous improvement process, Interparfums SA's objective will be to monitor and encourage the CSR performance of its suppliers in four major areas: the environment, social and human rights, ethics and responsible procurement.

EcoVadis assessment results:

Number of Suppliers Evaluated	Average Ecovadis Score	Average Environmental Score	Average Labor and Human Rights Score	Average Ethics Score	Average Sustainable Procurement Score
91	66.7	69.5	66.9	60,7	65.3

In addition, in 2022, Interparfums SA has calculated its total carbon footprint in accordance with international standards, and namely the Green House Gas Protocol (GHG Protocol) for the conversion of all emission sources into tons of CO2 equivalent and the Base Carbone®, a public database of emission factors made available by the French Agency for Ecological Transition (ADEME).

• 2021 Carbon footprint: **174,930 tCO2e**

• 2021 Carbon intensity: **312 KgCO2e per € thousand** of revenue (in the low range of our industry)

In Tons CO2 Equivalent	2021	Weight
Scope 1 (gas and fuel energy consumption)	226	0.1%
Scope 2 (electricity consumption)	29	0.0%
Scope 3 (other indirect emissions)	174,675	99.9%
Total	174,930	100%

This first measurement is a crucial step before determining a low carbon trajectory in accordance with the European green deal regulation which aims to be climate-neutral by 2050.

Moreover, Interparfums SA complies with IS 22716, International Standards for Good Manufacturing Practices, with all aspects of the manufacturing process, including receiving of raw materials and packaging materials, production and quality control. In this regulatory environment, regular audit campaigns are carried out for all packaging plants by the quality department based on the ISO 22716 standard in place. The ultimate purpose of these audits is to ensure that packaging service providers maintain a good level of traceability for their activities. All plant activities were reviewed: receiving process for raw materials and packaging materials, manufacturing, packaging and quality controls. These reports demonstrated that Interparfums SA's subcontractors comply with ISO 22716 Good Manufacturing Practices and in particular, traceability requirements for all perfume production operations. It is also in compliance with the EU directive entitled Regulation on Registration, Evaluation, Authorization and Restriction of Chemicals ("REACH"), which governs and regulates the safe use of chemicals. Although not a manufacturer, per se, Interparfums SA has taken the initiative and monitors its suppliers for compliance with REACH, and has commitments from each of them concerning "Substances of Very High Concern" as listed in appendix XIV of REACH. No supplier of Interparfums SA has advised it of any such hazardous materials in any of its products to date.

Interparfums SA monitors the outsourcing of the entire production process of its manufacturing partners with expertise and accountable leadership in their respective areas. These include producers of juice, glass, caps and cardboard boxes and packaging companies. We take environmental issues into account at each of these phases, and in particular regarding the choice of materials

used for components, waste management and reducing the carbon footprint. Moreover, all the alcohol used by Interparfums SA is from vegetal origin (essentially from beets).

Proposing Environmentally and Socially Responsible Packaging

	2021	2022	Target	Year
Monitor:				
Monitor the EcoVadis Scores of our suppliers	Average score 65/100	**Average score 66.7/100**	Average score >70/100	2025
Increase:				
Increase the PCR Glass Part of Our Packaging	47%	**46%**	60%	2025
Initiating a low-carbon trajectory				
Reduce:				
Reduce scope 1, 2, 3 greenhouse gases emission intensity	-3% /year		Neutrality	2040
Contribute:	Define the Appropriate Regenerative Agriculture Program	**One 5-year Program Defined**		

Sustainability & The Environment

At every stage of the purchasing process, Interparfums SA seeks to determine the precise needs and considers the requirement of limiting sources of unnecessary costs and a waste of resources:

- reducing waste, in particular at the phases of production, consumption and the end of the product life;
- recycling flawed production, notably at the production phase;
- repairing palettes to increase their lifespan.

Interparfums SA regularly monitors energy and water consumption indicators to assess possibilities for improving energy efficiencies in the area of lighting, heating and air-conditioning for the entire warehousing site, for example by adjusting ventilation flows and using a program that reduces heating and ventilation over weekends.

With this objective, measures are planned to automatically turn off lights in the warehouse when employees are taking outside breaks and maintain the warehouse temperature at 11°C (51°Fahrenheit). These energy savings initiatives include measures providing for managing the hours for reloading the electric forklifts during non-peak hours during the night, requiring low consumption for a maximum of 280,000 kW instead of 600,000 kW during the day. Monthly reports on electricity consumption are prepared, allowing the company to analyze the causes for overconsumption, when applicable, in order to take corrective actions as applicable. The measurement of energy consumption highlighted stable levels for electricity and gas over the last four years, whereas water consumption has on average declined marginally. Finally, in the spirit of contributing to protecting the environment, the company has installed parking places at the logistic site for bicycles and electric recharging stations for cars.

By strategically locating its warehouse at the crossroads for its subcontractors, Interparfums SA has reduced distances for shipments of finished products.

Measures undertaken in collaboration with the warehouse and trade goods shipping manager, within the framework of the improvement and optimization of shipments between production sites and the logistics platform have contributed to reducing the number of back-and-forth trips for trucks.

In the area of transport to distributors, Interparfums SA uses road transport for France and Europe and maritime transport for the Americas, Asia and the Middle East. Use of air transport is very limited and reserved only for urgent situations where no other solutions are available. Certain promotional materials manufactured in Asia are shipped directly to American distributors without being imported and stored in France.

In addition, in 2018 Interparfums SA put into service a new warehouse located in Singapore to promote the use of short channels within the Asia Pacific region. This warehouse makes it possible to maintain a permanent inventory in this region and, in this way, encourages the use of maritime transport for goods shipped from France to Asia.

Measures to prevent environmental risks and pollution involve firstly the choice of techniques and materials.
To reduce the impacts of its activities, a water-soluble solution in part biodegradable that does not harm the environment is used in the coloring of some of its bottles. For the remainder of the product lines, the coating process provides for the gradual elimination of solvent-based coatings and the progressive adoption of hydro-coating for all the company's products, in compliance with the law of 2005 for reducing emissions of Volatile Organic Compounds (VOC) in the air. In addition, certain sub-contractors for glass making have electrostatic air filters to reduce dust and smoke emissions in addition to wastewater recycling.

Interparfums SA has, in addition, eliminated thermosetting plastics from its line of bath and body care products in favor of recyclable plastic.

To balance product quality and aesthetics with environmental considerations, Interparfums SA takes care to reduce packaging volumes and select the appropriate materials at each stage of production to ensure optimal conditions for their recycling or disposal.

The manufacture of recyclable glass bottles includes a system for the recovery, crushing and remolding the waste. Indicators in place since 2013 for tracking wastage have improved Interparfums SA's ability to monitor wastage rates by glass bottle decorators. Its first objective is to apply a continuous improvement approach and reduce rates of wastage over the long term. The second objective is to succeed in reducing this wastage and reintroduce bottles back into the manufacturing cycle.

In addition, Interparfums SA has adopted procedures for recovering waste from subcontractors originating from surplus production or components of discontinued products. The recovered waste is then sorted for the purpose of their elimination.

Interparfums SA has also revised the bulk and secondary packaging (product boxes and perfume sets) in order to optimize the palletizing process, reduce the purchase of cardboard packaging materials and reduce volumes transported by decreasing the amount of empty space. The company henceforth requires a minimum number of palettes per truck.

Finally, cardboard packaging materials for testers are 100% recyclable.

SOCIAL

Donations and sponsorship initiatives:

• Interparfums SA contributes to volunteer-sector organizations intervening in the areas of solidarity, childhood, combating exclusion and promoting health, by providing financial assistance to support their projects and initiatives.

• Since 2018, through the Givaudan Foundation,

– Interparfums provided support to five schools for the management of their libraries.

– In 2021, the program for the installation of school libraries continued in Sulawesi with a new library in Moramo (South East Sulawesi), benefiting 1,040 children and 66 school teachers, and providing a total of 5,180 books.

– In 2021, €136,000 of charitable initiatives and donations were made by Interparfums SA.

• Educational establishments:

– As part of its desire to share its experience and train future generations, Interparfums SA is a regular contributor, particularly in the fields of marketing and finance, at different leading schools (business schools, Sciences Po, École supérieure de parfumerie).

– Interparfums SA also regularly welcomes and trains interns at Interparfums SA offices as well as work-study contract beneficiaries.

Assisting Local Economies

• Production facilities of Interparfums SA's subcontractors as well as warehousing facilities for finished products are located primarily in the Haute Normandie region of France. These activities contribute to developing the local economy.

• Interparfums SA provides support for patchouli-producing communities in Indonesia.

Sustainable Development Goals

In line with Interparfums SA's Corporate Social Responsibility strategy, the main goals set by Interparfums SA are presented in the following table.

Social Initiatives	Current Situation	Expected Performance	Deadline
Attracting, Supporting and Developing All Talents			
Attract:	Write a Responsible Employer Charter	Share the Responsible Employer Charter	2023
Develop: Strengthen training	50% of the Employees	70% of the Employees	2025
Develop: CSR training for employees	-	80% in 2 Years	2023
Diversify: Raising employee awareness about disabilities	Once a Year	Once a Year	

Governance

[a]• Interparfums SA only engages in recognized ethical practices.
• It has adopted the Middlenext Corporate Governance Code since 2010, which was revised in September 2016 and September 2021 to ensure effective governance.
• Board of Directors – Interparfums SA has a Board of Directors consisting of 11 members, with 5 members being independent. It also intends to set up a committee of shareholders.

– Director Ethics - in accordance with the new Middlenext Code Recommendation 2 reinforcing the management of conflicts of interest, each Director declares before each meeting any potential conflicts of interest and, on an annual basis, any actual or potential conflicts of interest between their obligations to Interparfums SA and their private interests, in particular with respect to their other offices and functions.

– In any event, the members of the Board shall refrain from participating in the proceedings and voting on any matter in which they would be in a situation of real or potential conflict of interest.

• Existence of a CSR Executive Committee
• Audit committee consisting of 5 independent directors.

UNITED STATES OPERATIONS

In the U.S. we are also a good corporate citizen. Like our French subsidiary, Interparfums USA also retained Muriel Buiatti to advise and guide us on our path to become a better corporate citizen, as we attempt to increase our efforts in ESG. Also, like our French subsidiary, we are also not a true manufacturer, but we regularly monitor our subcontractors, suppliers and fillers for their compliance. In addition, our subcontractors and fillers are subject to inspection and audit from our various licensors for compliance with all aspects of law.

Environmental

In connection with a new product launch in 2023, Hollister Feelin' Good, this new fragrance highlights our ESG efforts we made in 2022:
• Glass containing 10% PCR (post-consumer recycled) glass, and is 100% recyclable.
• Our folding cartons meet the requirements of SFI, the Sustainable Forestry Initiative, and are 100% recyclable
• Liners are 100% recyclable.
• All components sourced from North/South America – closer supply chain for Hollister brand fragrances and are filled and warehoused in the United States.

In addition, all folding cartons for all licensed brands in United States operations now consist of FSC, the Forest Stewardship Council, or SFI certified paper. We are also making efforts to regionally source components to filling and warehousing locations where practicable in order to lessen shipping and thereby lower energy costs. For 2023 most giftsets will be reduced in format and size, and we have eliminated plastic from the following branded gift sets completely, Abercrombie & Fitch, Donna Karan, DKNY, Hollister, MCM and Oscar de la Renta.

Our largest filler in the United States has been awarded Bronze status in 2022 from EcoVadis. One of our largest pump manufacturers is the recipient of a 2021 Gold Medal from EcoVadis for Sustainability and a 2020 Bronze Medal from EcoVadis for its corporate social responsibility rating, and a large glass bottle manufacturer was awarded gold metals from EcoVadis for its corporate social responsibility rating two years in a row. In addition in 2021, a large glass bottle manufacturer that we utilize received an "A" rating for leadership in corporate sustainability by CDP, a global environmental non-profit group, ranking 'A' for tackling water security and 'A-' for leading effort against climate change.

In our U.S. operations, we do not use any banned ingredients or components and use sustainable ingredients where practicable. Some componentry (glass/folding cartons) is also recyclable where practicable. For example, our Abercrombie & Fitch Away fragrance uses glass and folding cartons that are 100% recyclable, and the carton liner is 100% recyclable and biodegradable.

Lastly, our product development team works with our fragrance houses – all very sustainable in their own right – to incorporate sustainably sourced ingredients in the fragrance oils used.

In addition to our production operations complying with applicable law, our managers, supervisors and traffic coordinators in our New Jersey distribution center undergo training in order for us to comply with Dangerous Goods Regulations. Compliance requires training and certification to deal in hazardous materials to prevent damage to the environment. The two main certifications are:

International Maritime Dangerous Goods (IMDG) Dangerous Goods Training – 3 year Certification for Ocean Shipment and International Air Transport Association (IATA) Dangerous Goods Training – 2 year Certification for Global Air Shipments.

Further, our distribution center in New Jersey has in-rack sprinklers to accommodate our hazardous material products. Our fragrances, Class 9 – Consumer Commodity ID8000, are registered with American Chemistry Council, Inc. (known in the chemicals industry as Chemtrec). Chemtrec has a 24/7 hazardous materials emergency communications center, which provides immediate assistance for incidents involving hazardous materials of any kind.

Social & Governance

We have an Ethical Code of Conduct, which governs our behavior in the following subject matters:
CSR & Governance
Employer Values
Social Values
Corporate Governance
Brand Initiatives
The Environment
Dangerous Goods Regulations

CSR & Governance

Introduction

• Responsible employment, corporate citizenship and governance practices have been an integral part of our values from day one
• In our recent past, environmental practices were mainly based on Good Manufacturing Practices and U.S. sourcing
•Today, our aim is to elevate the issue of environmental responsibility

Practices recognized in the areas of responsible employment, social responsibility and governance.

• Employer values: A responsible employer
  – An "Interparfums spirit" cultivating a sense of belonging #OneIP #OneTeam #OneDream
  – A proactive employee relations policy
• Social values: Long-standing practices
  – Ethical conduct
  – Close relations with our partners
• Governance values: Long-proven practices
  – Quality of profiles, balance between independent/non-independent board members
  – Following Inter Parfums, Inc. Board of Directors' Diversity Policy

Interparfums USA contributes to protecting the environment

• Application of Good Manufacturing Practices
• Audits of packaging service providers
• U.S. sourcing: 64%

Targets

• Formalizing employee relations practices through an employee Workplace Safety Committee

Social Values

Current situation: Recognized business ethics

Relations with brands under license agreements

• A focus on developing genuine partnerships through close and regular relations with the management of each brand
• Developing products that respect the codes of each brand
• Dedicated Interparfums USA marketing teams

Relations with customers

• Long (or very long-term) relationships with distributors
• Taking into account the specific characteristics of each market and country
• Developing products in some cases specifically adapted to demands
• Sharing projects at a very early stage

Relations with industrial partners

• Long or very long-term relationships with manufacturers in the sector

- Implementing guidelines on "Good Manufacturing Practices"
  - Supporting innovation
  - Financial support (2020 pandemic)

Targets
- Raising awareness of our partners about CSR challenges

Corporate governance
Current situation: Long-proven practices

Board of Directors
- 10 members: 6 independent directors (60%)

Audit Committee, Executive Compensation Committee and Nominating Committee
- 3 members: 3 independent directors (100%)

Important Business Policies
- Prohibition on fraud, bribes, kickbacks and other benefits to suppliers and customers
- Prohibition on trading in the company's securities on the basis of non-public material information
- Requirement of Company-wide confidentiality for non-public sensitive or proprietary information
- Prohibition on sexual harassment
- Prohibition on use of child labor and slave labor

Targets
- Consolidating our existing corporate governance practices
- Strengthening alignment with Inter Parfums, Inc. Board Diversity Policy

Brand initiatives
MCM
MCM EAU DE PARFUM PACKAGING SUSTAINABILITY
- Outer packaging is 100% recyclable and Forest Stewardship Council (FSC) certified
- FSC sets standards for responsible forest management
- FSC is the gold standard in forest certification
- Glass bottle is made from post-industrial recycled materials
- Only environmentally friendly ink and colorants were used for the bottle and carton

HOLLISTER
HOLLISTER CANYON ESCAPE named "GOOD FOR VEGAN" by Sephora
- Hollister *Canyon Escape* For Him and Hollister *Canyon Escape* For Her meet the following criteria:
  - Do not contain substances of animal origin (i.e., carmine, beeswax, honey, royal jelly, marine collagen, lanolin, fish extract, musk, silk, gelatin, milk, keratin, etc.)
  - Formula has not been tested on animals
  - Do not contain raw materials that have been tested on animals since March 11, 2009 for cosmetic purposes

ABERCROMBIE & FITCH
ABERCROMBIE & FITCH AWAY PACKAGING SUSTAINABILITY
- Uses glass and folding cartons that are 100% recyclable
- Carton liner is 100% recyclable and biodegradable

The Environment
Focus of 2022 work
Today, Interparfums USA is pursuing an environmental approach in the following areas:
- Manufacturing of components
- The design of fragrances (juice)
- Industrial packaging

Production of components
  - Glass bottles: Reducing consumption of glass and systematic use of recycled glass for launches
  - Packaging: Reducing consumption of cardboard, use of sustainable FSC-certified cardboard
  - Gift sets: Use of FSC cardboard

Design of fragrances ("juice")
EcoVadis
- A platform used by the main perfumes & cosmetics industry players
- 4 pillars:
  - The environment
  - Social & Human Rights
  - Ethics
  - Responsible sourcing

Targets
- Become an active contributor to protecting the environment as well as through our business partners

As we continue in our endeavors of responsible employment, corporate citizenship and governance practices, and continue to elevate the issue of environmental responsibility, we will update our policies and procedures accordingly. As such, this Ethical Code of Conduct will be updated from time to time.


MCM
ULTRA
MCM ULTRA
THE NEW FRAGRANCE

MCM Ultra

The Products

We are the owner of the Rochas brand, and the Lanvin brand name and trademark for our class of trade. In addition, we have built a portfolio of licensed prestige brands whereby we produce and distribute our prestige fragrance products under license agreements with brand owners. Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures as are customary in our industry.

Our licenses expire on the following dates:

Brand Name	Expiration Date
Abercrombie & Fitch	Extends until either party terminates on 3 years' notice
Anna Sui	December 31, 2026, plus one 5-year optional term
bebe Stores	June 30, 2023
Boucheron	December 31, 2025, plus a 5-year optional term if certain sales targets are met
Coach	June 30, 2026
DKNY	December 31, 2032, plus a 5-year optional term if certain sales targets are met
Donna Karan	December 31, 2032, plus a 5-year optional term if certain sales targets are met
Dunhill	September 30, 2023
Emanuel Ungaro	December 31, 2031, plus a 5-year optional term if certain sales targets are met
French Connection	December 31, 2027, plus a 10-year optional term if certain sales targets are met
Graff	December 31, 2026, plus 3 optional 3-year terms if certain sales targets are met
GUESS	December 31, 2033
Hollister	Extends until either party terminates on 3 years' notice
Kate Spade	June 30, 2030
Jimmy Choo	December 31, 2031
Karl Lagerfeld	October 31, 2032
Lacoste*	December 31, 2038
MCM	December 31, 2030, plus 4 option years
Moncler	December 31, 2026, plus a 5-year optional term if certain conditions are met
Montblanc	December 31, 2030
Oscar de la Renta	December 31, 2031, plus a 5-year optional term if certain sales targets are met
Ferragamo	December 31, 2031, plus a 5-year optional term if certain sales targets are met
S.T. Dupont	December 31, 2023
Van Cleef & Arpels	December 31, 2024

In connection with the acquisition of the Lanvin brand names and trademarks for our class of trade, we granted the seller the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million (approximately $86 million) or one times the average of the annual sales for the years ending December 31, 2023 and 2024.

**The Lacoste license commences on January 1, 2024*

Fragrance Portfolio

MONT BLANC

In 2010, we entered into an exclusive license agreement to create, develop and distribute fragrances and fragrance related products under the Montblanc brand. In 2015, we extended the agreement which now runs through December 31, 2025.

Montblanc has achieved a world-renowned position in the luxury segment and has become a purveyor of exclusive products, which reflect today's exacting demands for timeless design, tradition and master craftsmanship. Through its leadership positions in writing instruments, watches and leather goods, promising growth outlook in women's jewelry, international retail footprint through its network of more than 600 boutiques, high standards of product design and quality, Montblanc has grown to be our largest fragrance brand.

In 2011, we launched our first new Montblanc fragrance, *Legend*, which quickly became our best-selling men's line and has given rise to a plethora of flankers including *Legend Night* and *Legend Spirit*. In 2014, we launched our second men's line, Emblem and like its predecessor, *Emblem* gave rise to brand extensions. In 2019, we unveiled Montblanc Explorer, which has added flankers, most recently Montblanc *Explorer Ultra Blue*. The *Legend* continues, as in 2022, we introduced a new flanker, Montblanc *Legend Red*. For 2023, extensions for the Montblanc signature scent for women and *Explorer* line for men are in the pipeline.


MONTBLANC
EXPLORER
PLATINUM
THE NEW FRAGRANCE FOR MEN

***Montblanc** Explorer Platinum*

JIMMY CHOO

In 2009, we entered into an exclusive 12-year worldwide license agreement for the creation, development and distribution of fragrances and fragrance related products under the Jimmy Choo brand, and in 2017, we extended the license agreement which now runs through December 31, 2031.

Jimmy Choo encompasses a complete luxury accessories brand. Women's shoes remain the core of the product offering, alongside handbags, small leather goods, scarves, eyewear, belts, fragrance and men's shoes. Jimmy Choo has a global store network encompassing more than 200 stores and is present in the most prestigious department and specialty stores worldwide. Jimmy Choo is part of the Capri Holdings Limited luxury fashion group.

Our initial Jimmy Choo fragrance was launched in 2011, a signature scent for women. In the decade that followed, Jimmy Choo has grown to become our second largest brand with new pillars and flankers debuting regularly, both for men and women. Our newest women's fragrance pillar, *I Want Choo*, was launched in 2021 and for 2022, two flankers debuted, Jimmy Choo *Man Aqua* and *I Want Choo Forever*. For 2023, Jimmy Choo *Rose Passion* is scheduled to be unveiled.


JIMMY CHOO
ROSE PASSION
THE NEW FRAGRANCE
JIMMY CHOO

Jimmy Choo Rose Passion

COACH
NEW YORK

In 2015, we entered into an exclusive 11-year worldwide license to create, produce and distribute new men's and women's fragrances and fragrance related products under the Coach brand name. We distribute these fragrances globally to department stores, specialty stores and duty-free shops, as well as in Coach retail stores.

Founded in 1941, Coach is the ultimate American leather goods brand and has always been renowned for its quality craftsmanship. Now the luxury brand that best embodies New York's casual elegance, Coach also offers collections of ready-to-wear, lifestyle accessories and fragrances. Its contemporary approach to luxury combines authenticity and innovation, exported worldwide thanks to its thoroughly American non-conformist vision.

In 2016, we launched our first Coach fragrance, a women's signature scent, and in 2017, a men's scent, both of which became and remain top selling prestige fragrances. Subsequent flankers and extensions have enlarged the Coach fragrance enterprise as have entirely new collections, including Coach *Dreams* which debuted in early 2020, and its sister scent, *Dreams Sunset*, which debuted in 2021. For 2022, we unveiled Coach *Wild Rose*, and Coach *Open Road*, a new fragrance for men. Coach is part of the Tapestry house of brands.


COACH
GREEN
The NEW FRAGRANCE

Coach *Coach Green*

GUESS

In 2018, we entered into an exclusive, 15-year worldwide license agreement with GUESS, Inc. for the creation, development and distribution of fragrances under the GUESS brand.

Established in 1981, GUESS began as a jeans company and has since successfully grown into a global lifestyle brand. GUESS, Inc. designs, markets, distributes and licenses a lifestyle collection of contemporary apparel, denim, handbags, watches, footwear and other related consumer products. GUESS products are distributed through branded GUESS stores as well as better department and specialty stores around the world.

We began selling GUESS legacy scents in 2018. In 2019 the GUESS brand quickly became the largest within our U.S. operations, with legacy fragrances dominating the sales mix. In 2019, we began shipments of *1981 Los Angeles* and *Seductive Noir*, both flankers of established scents, which accelerated brand growth.

Nearly three years in the making, our first new blockbuster scent, *Bella Vita*, debuted for the GUESS brand both domestically and internationally in 2021. In addition, *Effect*, a new men's grooming line and fragrance collection was launched in 2021. *Uomo*, a new men's fragrance for GUESS, came to market in 2022 with a flanker debuting in 2023.


GUESS
UOMO
ACQUA
GUESS
UOMO
ACQUA
EST. 1981

Guess *Uomo Acqua*

DONNAKARAN
NEW YORK

In July 2022, our long-term global fragrance license for the Donna Karan brand became effective. Donna Karan is recognized as a fashion pioneer, and in 2004 she received a lifetime achievement award from the Council of Fashion Designers of America. With roots that date back to 1984, the Donna Karan brand of today has been reimagined for a new era of modern women, expanding into an all-encompassing wardrobe of sportswear, handbags, footwear, accessories and select licensed products. The brand's lead fragrance, *Cashmere Mist* launched in 1994 and was honored with the Fragrance Foundation Hall of Fame Award in 2019.


THE ULTIMATE LAYER OF LUXURY
DONNAKARAN
CASHMERE MIST

Donna Karan *Cashmere Mist*

DKNY

DKNY fragrances joined the Inter Parfums fragrance portfolio on July 1, 2022. The DKNY brand emerged in 1989 as the "next generation" fashion response to Donna Karan's then teenage daughter raiding her mom's closet. Today, DKNY designs, markets and globally distributes collections of apparel, accessories, footwear and select licensed products. *Be Delicious*, the brand's best known scent which launched in 2004, was named one of the 25 Perfumes of All Time in April 2022 by Marie Claire magazine. Like our Donna Karan fragrance license, our exclusive DKNY license was awarded by G-III Apparel Group in September 2021. DKNY, along with its associated brand, Donna Karan, have emerged as superstars among our U.S. operations.


DKNY
BE DELICIOUS
ORCHARD ST.
DKNY
BE DELICIOUS
ORCHARD ST.
THE NEW FRAGRANCE

DKNY Be Delicious Orchard St.

LACOSTE

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted to Interparfums SA for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license becomes effective in January 2024 and will last for 15 years.



Lacoste

FERRAGAMO

In October 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide 10-year license was granted for the production and distribution of Ferragamo brand perfumes, with a 5-year optional term if certain conditions are met. Salvatore Ferragamo S.p.A. is the parent company of the Salvatore Ferragamo Group, one of the world's leaders in the luxury industry and whose origins date back to 1927. Named after its founder, the brand still represents and lives by the original values of Salvatore Ferragamo. The uniqueness and exclusivity of its creations, along with the perfect blend of style, creativity and innovation enriched by the quality and superior craftsmanship of the 'Made in Italy' tradition, have always been the hallmarks of the Salvatore Ferragamo's products notably shoes, leather goods, apparel, silk products and other accessories for men and women.

The current fragrance lineup includes *Storie di Seta*, a collection of four refined, luminous olfactory works of art. Each fragrance is made with rare, sustainable raw materials, and can be worn alone or in combination, creating a personalized multifaceted scent. The genderless collection is comprised of four fragrances in four colors. Four exclusive motifs drawn from the House's textile heritage adorn each flacon. Established scents in the Ferragamo portfolio include *Ferragamo,* a collection of fragrances for men, *Signoria,* a collection of fragrances for women, the *Tuscan Creations* series, the *Amo* series and the *Uomo* series. New flankers are in the works for 2023 and 2024 with a major new pillar in the works for 2025.


Signorina
Libera
Salvatore Ferragamo
#SignorinaLibera
Ferragamo.com
FERRAGAMO

Ferragamo *Signorina Libera*

LANVIN
PARIS

In 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3, our class of trade. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s.

Lanvin fragrances occupy an important position in the selective distribution market in France, Eastern Europe and Asia, and we have several lines currently in distribution, including *Éclat d'Arpège, Lanvin L'Homme, Jeanne Lanvin, Modern Princess* and *A Girl in Capri*. The *Éclat d'Arpège* line accounts for almost 50% of brand sales. *Les Fleurs de Lanvin*, a new floral fragrance collection, was released during the second half of 2021. For 2022, we unveiled a new extension to our *Éclat d'Arpège* line, *Mon Éclat*.


Mon Éclat
ÉCLAT D'ARPÈGE
Mon Éclat
LANVIN
PARIS

Lanvin *Éclat d'Arpège, Mon Éclat*

ROCHAS
PARIS

In 2015, we acquired the Rochas brand from The Procter & Gamble Company. Founded by Marcel Rochas in 1925, the brand began as a fashion house and expanded into perfumery in the 1950s under Hélène Rochas' direction.

Our first new fragrance for Rochas, *Mademoiselle Rochas*, had a successful launch in 2017 in its traditional markets of France and Spain. Over the next few years, we debuted flankers for legacy scents *Eau de Rochas* and *Mademoiselle Rochas*, plus others, and in 2018 we launched our first new men's line, Rochas *Moustache*. *Byzance* debuted in early 2020 and *Rochas Girl* in 2021, and the first flanker for both came to market in 2022 as well as one for *L'Homme Rochas*. Flankers for many of these pillars debuted in 2022 with more to come in 2023.


EAU DE
ROCHAS
EAU DE
ROCHAS
www.rochas.com

Rochas *Eau de Rochas*

Abercrombie & Fitch

In 2014, we entered into a worldwide license to create, produce and distribute new fragrances and fragrance related products under the Abercrombie & Fitch brand name. We distribute these fragrances in specialty stores, department stores and duty free shops, and in the U.S., in select Abercrombie & Fitch retail stores. Our initial men's scent, *First Instinct* was launched in 2016 followed by a women's version in 2017. Since that time, we unveiled several new fragrances most notably the *Authentic* and *Away* duos as well as brand extensions.

Abercrombie & Fitch Co. is a leading, global, omnichannel specialty retailer of apparel and accessories for men, women and kids. The iconic Abercrombie & Fitch brand was born in 1892 and aims to make every day feel as exceptional as the start of a long weekend.


Abercrombie & Fitch
FIERCE
COLOGNE
Abercrombie & Fitch
FIERCE
COLOGNE
THE ICONIC FRAGRANCE

Abercrombie & Fitch Fierce

HOLLISTER
CALIFORNIA

In 2014, we entered into a worldwide license to create, produce and distribute new fragrances and fragrance related products under the Hollister brand name. We distribute these fragrances in specialty stores, department stores and duty free shops, as well as select Hollister retail stores in the U.S. In 2016 we launched our first men's and women's fragrance duo, *Wave*, which led to flankers and extensions as did subsequent fragrance families, *Festival* and *Canyon Escape*. We have a new pillar debuting in 2023, *Feelin' Good*.

The quintessential apparel brand of the global teen consumer, Hollister celebrates the liberating spirit of the endless summer inside everyone. Inspired by California's laidback attitude, Hollister's clothes are designed to be lived in and made your own, for wherever life takes you.


HOLLISTER
CANYON SKY
HOLLISTER
CANYON SKY
HOLLISTER
CANYON SKY
THE NEW FRAGRANCES FOR HIM AND HER

Hollister Canyon Sky

Oscar de la Renta

In 2013, we entered into an exclusive worldwide license to create, produce and distribute fragrances and fragrance related products under the Oscar de la Renta brand. In 2019, the agreement was extended through December 31, 2031, with an additional five-year option potentially extending the agreement through December 31, 2036. After taking over distribution of the brand's legacy fragrances in 2014, we introduced *Extraordinary* the following year. Oscar de la Renta *Bella Blanca* debuted in 2018, followed by *Bella Rosa* and *Bella Essence* and soon to join them, *Bella Bouquet.* Debuting in 2021 was an entirely new fragrance pillar, *Alibi* which welcomed a sister scent in 2022, *Alibi Eau de Toilette.*

Oscar de la Renta is one of the world's leading luxury goods firms. The New York-based company was established in 1965, and encompasses a full line of women's accessories, bridal, children's wear, fragrance, beauty and home goods, in addition to its internationally renowned signature women's ready to wear collection. Oscar de la Renta products are sold globally in fine department and specialty stores, www.oscardelarenta.com and through wholesale channels.


Oscar de la Renta
alibi
Eau Sensuelle
alibi
Eau Sensuelle

Oscar de la Renta Alibi Eau Sensuelle

Van Cleef & Arpels

In 2018, we renewed its license agreement for an additional six years with Van Cleef & Arpels for the creation, development, and distribution of fragrance products through December 2024. Our initial 12-year license agreement with Van Cleef & Arpels was signed in 2006.


Van Cleef & Arpels
HAUTE PARFUMERIE
COLLECTION
EXTRAORDINAIRE

Van Cleef & Arpels Collection Extraordinaire

KARL LAGERFELD

In 2012, we entered into a 20-year worldwide license agreement with Karl Lagerfeld B.V., the internationally renowned haute couture fashion house, to create, produce and distribute fragrances under the Karl Lagerfeld brand.

Under the creative direction of the late Karl Lagerfeld, one of the world's most influential and iconic designers, the Lagerfeld Portfolio represents a modern approach to distribution, an innovative digital strategy and a global 360 degree vision that reflects the designer's own style and soul. Karl Lagerfeld created the first fragrance that bears his name in 1978, and that legacy has expanded to include several growing multi-scent collections, *Les Parfums Matières* and more recently, *Karl Cities*, a new collection featuring entries for New York, Paris, Hamburg, Tokyo and Vienna was unveiled.


LES PARFUMS MATIÈRES
KARL LAGERFELD
FLEUR DE PIVOINE
FLEUR DE THÉ
FLEUR DE PÊCHER
BOIS DE CYPRÈS
BOIS DE D'AMBRE
BOIS DE VÉTIVER

Karl Lagerfeld *Les Parfums Matières*

kate spade
NEW YORK

In 2019, we entered into an exclusive, 11-year worldwide license agreement with Kate Spade to create, produce and distribute new perfumes and fragrance related products under the Kate Spade brand which we distribute globally to department and specialty stores and duty free shops, as well as in Kate Spade retail stores. Our first original scent, *Kate Spade New York*, debuted in January 2021 and for 2022, we added a flanker to our line, Kate Spade *Sparkle*. Kate Spade *Chérie* debuted in early 2023.

Since its launch in 1993 with a collection of six essential handbags, Kate Spade has always stood for optimistic femininity. Today, the brand is a global life and style house with handbags, ready-to-wear, jewelry, footwear, gifts, home décor and more. Polished ease, thoughtful details and a modern, sophisticated use of color—Kate Spade's founding principles define a unique style synonymous with joy. Under the vision of its creative director, the brand continues to celebrate confident women with a youthful spirit. Kate Spade is part of the Tapestry house of brands.


Chérie
kate spade
NEW YORK
THE NEW FRAGRANCE
Chérie
kate spade
NEW YORK

Kate Spade Chérie

MCM

In 2019, we entered into an exclusive, 10-year worldwide license agreement with German luxury fashion house MCM for the creation, development and distribution of fragrances and fragrance related products under the MCM brand. The agreement has a 4-year automatic renewal option, potentially extending the license until December 31, 2034.

MCM is a luxury lifestyle goods and fashion house founded in 1976 with an attitude defined by the cultural Zeitgeist and its German heritage with a focus on functional innovation, including the use of cutting-edge techniques. Today, through its association with music, art, travel and technology, MCM embodies the bold, rebellious and aspirational. Always with an eye on the disruptive, the driving force behind MCM centers on revolutionizing classic design with futuristic materials. MCM's millennial and Gen Z audience is genderless, ageless, empowered and unconstrained by rules and boundaries.

Following through on our plan to develop extraordinary fragrances that capture the creative spirit of MCM, our first new fragrance, *MCM*, was released during the first quarter of 2021 to great, and somewhat unexpected success. We released a flanker in 2022, along with a limited edition called *Graffiti*. Our distribution strategy encompasses MCM stores, high-end department stores and prestige beauty retailers, with a geographic focus on Asia, the Americas and Europe. Our first ever men's scent for the brand is debuting in 2023.


MCM
ONYX
THE NEW FRAGRANCE FOR MEN
100%

MCM Onyx

BOUCHERON
PARIS

In 2010, we entered into an exclusive 15-year worldwide license agreement for the creation, development and distribution of fragrances and fragrance related products under the Boucheron brand. For over a century, since becoming the first jeweler to open a boutique on Place Vendôme in 1893, Boucheron has embodied very high-end creation, luxury and French know-how. The mysterious and seductive collection of Boucheron fragrances unquestionably continues this prestigious line of creations.

Boucheron's legacy scents, *Femme* and *Homme*, and the legendary *Jaipur* perfume form the foundation of brand sales. Our team has enriched the portfolio with *Quatre* for men and women, along with several special editions, a growing collection of unique scents aptly named, *La Collection*, and *Serpent Bohème*. During 2022, we introduced a new men's fragrance, Boucheron *Singulier*, as well as still another addition to our Boucheron *Collection*. Currently, Boucheron operates through several boutiques worldwide as well as an e-commerce site.


BOUCHERON
LE NOUVEAU PARFUM POUR HOMME
BOUCHERON
SINGULIER
BOUCHERON
SINGULIER
BOUCHERON

Boucheron *Singulier*

MONCLER

In June 2020, we entered into an exclusive, 5-year worldwide license agreement with a potential 5-year extension with Moncler for the creation, development and distribution of fragrances under the Moncler brand. Moncler was founded at Monestier-de-Clermont, Grenoble, France, in 1952 and is currently headquartered in Italy. Over the years, the brand has combined style with constant technological research assisted by experts in activities linked to the world of the mountain. The Moncler outerwear collections marry the extreme demands of nature with those of city life.

Our first fragrance for the Moncler brand has a revolutionary LED design, and the flask-shaped bottles of *Moncler Pour Femme* and *Moncler Pour Homme* forge a powerful bond with the House Moncler's alpine roots and pioneering spirit. This playful and unique innovation enables its owner to write a personalized note that scrolls in red letters on the screen of the mirror bottle. Our first fragrance was pre-launched in 250 select outlets in the second half of 2021, and was met with an excellent response. The rollout to approximately 3,000 doors took place during 2022. Moncler will also launch a new collection in Q1 2023.


MONCLER
PARFUMS
Les Sommets Moncler

Moncler *Les Sommets Moncler*

ANNA SUI

In 2011, we entered into an exclusive worldwide fragrance license to create, produce and distribute fragrances and fragrance related products under the Anna Sui brand. Anna Sui is one of New York's most accomplished fashion designers known for creating contemporary clothing inspired by vintage style that capture the brand's very sweet feminine girly aspect, combined with a touch of hipness and rock-and-roll. Today, Anna Sui has over 50 boutiques and her collection and products are sold in 300 stores in over 30 countries, but her brand is by far most popular and well received throughout Asia. Over the past decade, we have worked in partnership with Anna Sui and her creative team to build upon the brand's customer appeal and develop and market a family of fragrances including *Fantasia*, *Sui Dreams* and the newest scent, *Sky*, which was ranked as the second best perfume launch of 2021 by WWD Japan.


ANNA SUI
Sundae
ANNA SUI
ANNA SUI
ANNA SUI

Anna Sui *Sundae*

emanuel ungaro

In October 2021, we also entered into a 10-year exclusive global licensing agreement with Emanuel Ungaro for the creation, development and distribution of fragrances and fragrance-related products, under the Emanuel Ungaro brand. Founded in 1965 in Paris, the house of Emanuel Ungaro is an icon of French refinement and haute couture. Its unique style is expressed through unquestioning sensuality, purity of silhouette, flamboyant prints, and exquisite attention to details. Season after season, Emanuel Ungaro dared to be different, combining unexpected yet sensual clashes of bright colors and prints with beautiful draping. Today Ungaro fragrances uphold the same values of audacity and elegance, and the brand is best known and most prized internationally, and such presence will remain our sales focus as we continue to produce and distribute the brand's legacy scents, notably *Diva*. Beginning in 2023, we plan to unveil a *Diva* brand extension.


emanuel ungaro
Diva Rouge, the new fragrance
DIVA
rouge
emanuel ungaro

Emanuel Ungaro *Diva Rouge*

GRAFF

In 2019, we entered into an exclusive, 8-year worldwide license agreement with London-based Graff for the creation, development and distribution of fragrances under the Graff brand. The 8-year agreement has three 3-year automatic renewal options, potentially extending the license until December 31, 2035.

Since Laurence Graff OBE founded the company in 1960, Graff has been dedicated to sourcing and crafting diamonds and gemstones of untold beauty and rarity and transforming them into spectacular pieces of jewelry that move the heart and stir the soul. Throughout its rich history, Graff has become the world leader for diamonds of rarity, magnitude and distinction. Each jewelry creation is designed and manufactured in Graff's London atelier, where master craftsmen employ techniques to emphasize the beauty of each individual stone. The company remains a family business, overseen by Francois Graff, Chief Executive Officer.

For Graff, a six-scent collection for women, *Lesedi La Rona*, debuted exclusively at Harrods beginning in March 2020, which we further extended through 2020 as a result of the mandatory store closings throughout that year. In 2021, a select market rollout began in the Middle East, with limited luxury distribution to only the most exclusive, upmarket retail outlets. In 2021 and 2022, we added two new scents to the *Lesedi La Rona* collection.


GRAFF.COM
GRAFF
GRAFF
LESEDI LA RONA FRAGRANCES

Graff *Lesedi La Rona Fragrances*


North America
40%
Europe
31%
Asia
14%
Middle East
8%
Central &
South America
6%

CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

(in millions)

Year Ended December 31,	2022	2021	2020
North America	**$431.9**	$354.1	$193.5
Europe	**333.4**	271.7	180.2
Asia	**152.7**	128.0	79.7
Middle East	**87.8**	61.0	46.8
Central and South America	**69.9**	56.4	32.5
Other	**11.0**	8.4	6.3
	$1,086.7	$879.6	$539.0

CONSOLIDATED NET SALES TO CUSTOMERS IN MAJOR COUNTRIES ARE AS FOLLOWS:

(in thousands)

Year Ended December 31,	2022	2021	2020
United States	**$420,900**	$351,300	$187,300
France	**44,800**	44,000	37,600
Russia	**33,964**	43,400	14,100
United Kingdom	**37,900**	38,500	24,600

The Organization

All Corporate Functions:

Including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Interparfums SA in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

Finance, Investor Relations And Administration:

Michel Atwood in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

Operations:

Franck Moisio in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

Export Sales:

Hervé Bouillonnec in the United States and Frédéric Garcia-Pelayo and Stanislas Archambault in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

Domestic (Home Country) Sales:

Hervé Bouillonnec in the United States and Jérôme Thermoz in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

SIMPLIFIED CHART OF THE ORGANIZATION


44%
PHILIPPE BENACIN
JEAN MADAR
INTERPARFUMS, INC.
[NASDAQ 'IPAR']
56%
PUBLIC SHAREHOLDERS
100%
INTER PARFUMS HOLDINGS, SA
100%
INTER PARFUMS USA, LLC
100%
INTER PARFUMS ITALIA SRL
72%
INTERPARFUMS SA [EURONEXT - PARIS]
100%
INTER PARFUMS USA HONG KONG LTD
100%
INTERPARFUMS LUXURY BRANDS, INC
100%
INTERPARFUMS [SUISSE] SARL
100%
INTERPARFUMS SINGAPORE PTE, LTD
51%
PARFUMS ROCHAS SPAIN, SL

CONTENTS

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

OVERVIEW

We operate in the fragrance business, and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Certain prestige fragrance products are produced and marketed by our European operations through our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the NYSE Euronext.

We produce and distribute our European based fragrance products primarily under license agreements with brand owners, and European based fragrance product sales represented approximately 68%, 75% and 78% of net sales for 2022, 2021 and 2020, respectively. We have built a portfolio of prestige brands, which include *Boucheron, Coach, Jimmy Choo, Karl Lagerfeld, Kate Spade, Lanvin, Moncler, Montblanc, Rochas, S.T. Dupont* and *Van Cleef & Arpels,* whose products are distributed in over 120 countries around the world.

Through our United States operations, we also market fragrance and fragrance related products. United States operations represented 32%, 25% and 22% of net sales in 2022, 2021 and 2020, respectively. These fragrance products are sold primarily pursuant to license or other agreements with the owners of the Abercrombie & Fitch, Anna Sui, DKNY, Donna Karan, Ferragamo, Graff, GUESS, Hollister, MCM, Oscar de la Renta and Ungaro brands.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses. With respect to the Company's largest brands, we license the Montblanc, Jimmy Choo, Coach and GUESS brand names.

As a percentage of net sales, product sales for the Company's largest brands were as follows:

Years ended December 31,	**2022**	2021	2020
Montblanc	**18%**	19%	21%
Jimmy Choo	**18%**	18%	16%
Coach	**15%**	16%	17%
GUESS	**12%**	12%	11%

Quarterly sales fluctuations are influenced by the timing of new product launches as well as the third and fourth quarter holiday season. In certain markets where we sell directly to retailers, seasonality is more evident. We primarily sell directly to retailers in France and the United States.

We grow our business in two distinct ways. First, by adding new brands to our portfolio, either through new licenses or other arrangements or out-right acquisitions of brands. Second, we grow through the introduction of new products and by supporting new and established products through advertising, merchandising and sampling, as well as by phasing out underperforming products, so we can devote greater resources to those products with greater potential. The economics of developing, producing, launching and supporting products influence our sales and operating performance each year. The introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers, which manufacture the finished product for us and then deliver them to one of our distribution centers.

As with any global business, many aspects of our operations are subject to influences outside our control. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments behind fast-growing markets and channels to grow market share.

Our reported net sales are impacted by changes in foreign

currency exchange rates. A strong U.S. dollar has a negative impact on our net sales. However, earnings are positively affected by a strong dollar, because over 50% of net sales of our European operations are denominated in U.S. dollars, while almost all costs of our European operations are incurred in euro. Conversely, a weak U.S. dollar has a favorable impact on our net sales while gross margins are negatively affected. We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments, and primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

IMPACT OF COVID-19 PANDEMIC

A novel strain of coronavirus ("COVID-19") surfaced in late 2019 and in March 2020, the World Health Organization declared COVID-19 a pandemic. In response, various national, state, and local governments issued decrees prohibiting certain businesses from operating and certain classes of workers from reporting to work. Retail store closings, event cancellations and a shutdown of international air travel brought our sales to a virtual standstill and caused a significant unfavorable impact on our results of operations in 2020.

Business significantly improved in the second half of 2020 and continued to improve throughout 2021 and 2022, as retail stores reopened, and consumers increased online purchasing. While we expect this trend to continue, the introduction of variants of COVID-19 in various parts of the world has caused the temporary re-implementation of governmental restrictions to prevent further spread of the virus. In addition, international air travel remains curtailed in several jurisdictions due to both governmental restrictions and consumer health concerns. While COVID-19 had significantly restricted international travel, the travel retail business has picked up. We remain confident that travel retail will once again be a source of growth over the long-term. Lastly, the improved economy has put significant strains on our supply chain causing disruptions affecting the procurement of components, the ability to transport goods, and related cost increases. These disruptions have come at a time when demand for our product lines has never been stronger or more sustained. We have been addressing this issue since the beginning of 2021, by ordering well in advance of need and in larger quantities. Since 2021, we have strived to carry more inventory overall, source the same components from multiple suppliers and when possible, manufacture products closer to where they are sold. We do not expect the supply chain bottlenecks to begin lifting until the second half of 2023. Therefore, despite recent business improvement, the impact of the COVID-19 pandemic might continue to have adverse effects on our results of our operations, financial position and cash flows through at least the first half of 2023.

RECENT IMPORTANT EVENTS

Lacoste

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license becomes effective in January 2024 and will last for 15 years.

Dunhill

In April 2022, we announced that the Dunhill fragrance license will expire on September 30, 2023 and will not be renewed. The Company will continue to produce and sell Dunhill fragrances until the license expires and will maintain the right to sell-off remaining Dunhill fragrance inventory for a limited time as is customary in the fragrance industry.

Salvatore Ferragamo

In October 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide license was granted for the production and distribution of Ferragamo brand perfumes. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in October 2021 and will last for 10 years with a 5-year optional term, subject to certain conditions.

With respect to the management and coordination of activities related to the license agreement, the Company operates through a wholly-owned Italian subsidiary based in Florence, that was acquired from Salvatore Ferragamo on October 1, 2021. The acquisition together with the license agreement was accounted for as an asset acquisition.

Emanuel Ungaro

In October 2021, we also entered into a 10-year exclusive global licensing agreement a with a 5-year optional term subject to certain conditions, with Emanuel Ungaro Italia S.r.l, for the creation, development and distribution of fragrances and fragrance-related products, under the Emanuel Ungaro brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Donna Karan and DKNY

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Donna Karan and DKNY brands. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. With this agreement, we are gaining several well-established and valuable fragrance franchises, most notably Donna Karan *Cashmere Mist* and DKNY *Be Delicious,* as well as a significant loyal consumer base around the world. In connection with the grant of license, we issued 65,342 shares of Inter Parfums, Inc. common stock valued at $5.0 million to the licensor. The exclusive license became effective on July 1, 2022, and we are planning to launch new fragrances under these brands in 2024.

Rochas Fashion

Effective January 1, 2021, we entered into a new license agreement modifying our Rochas fashion business model. The new agreement calls for a reduction in royalties to be received. As a result, in the first quarter of 2021, we took a $2.4 million impairment charge on our Rochas fashion trademark. In the fourth quarter of 2022, we again took a $6.8 million impairment charge on the Rochas fashion trademark after an independent expert concluded that the valuation of the trademark was $11.3 million. The new license also contains an option for the licensee to buy-out the Rochas fashion trademarks in June 2025 at its then fair market value.

Land and Building Acquisition - Future Headquarters in Paris

In April 2021, Interparfums SA, our 72% owned French subsidiary, completed the acquisition of its future headquarters at 10 rue de Solférino in the 7th arrondissement of Paris from the property developer. This is an office complex combining three buildings connected by two inner courtyards, and consists of approximately 40,000 total sq. ft.

The purchase price includes the complete renovation of the site. As of December 31, 2022, $148.1 million of the purchase price, including approximately $4.4 million of acquisition costs, is included in property, equipment and leasehold improvements on the accompanying balance sheet as of December 31, 2022. The purchase price has been allocated approximately $61.1 million to land and $87.0 million to the building. The building, which was delivered on February 28, 2022, includes the building structure, development of the property, façade waterproofing, general and technical installations and interior fittings that will be depreciated over a range of 7 to 50 years. The Company has elected to depreciate the building cost based on the useful lives of its components. Approximately $3.4 million of cash held in escrow is also included in property, equipment and leasehold improvements on the accompanying balance sheet as of December 31, 2022.

The acquisition was financed by a 10-year €120 million (approximately $128.0 million) bank loan which bears interest at one-month Euribor plus 0.75%. Approximately €80 million of the variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Board of Directors.

Long-Lived Assets

We evaluate indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 9.80%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or

changes in consumer acceptance of our products which are more subjective in nature. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded.

We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

At December 31, 2022 indefinite-lived intangible assets aggregated $105.0 million. The following table presents the impact a change in the following significant assumptions would have had on the calculated fair value in 2022 assuming all other assumptions remained constant:

$ in millions	Change	Increase (decrease) to fair value
Weighted average cost of capital	+10%	$(7.2)
Weighted average cost of capital	−10%	$8.1
Future sales levels	+10%	$9.7
Future sales levels	−10%	$(9.7)

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. In those cases where we determine that the useful life of long-lived assets should be shortened, we would amortize the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable.

In determining the useful life of our Lanvin brand names and trademarks, we applied the provisions of ASC topic 350-30-35-3. The only factor that prevented us from determining that the Lanvin brand names and trademarks were indefinite life intangible assets was Item c. "Any legal, regulatory, or contractual provisions that may limit the useful life." The existence of a repurchase option originally in 2025 and amended to 2027, may limit the useful life of the Lanvin brand names and trademarks to the Company. However, this limitation would only take effect if the repurchase option were to be exercised and the repurchase price was paid. If the repurchase option is not exercised, then the Lanvin brand names and trademarks are expected to continue to contribute directly to the future cash flows of our Company and their useful life would be considered to be indefinite.

With respect to the application of ASC topic 350-30-35-8, the Lanvin brand names and trademarks would only have a finite life to our Company if the repurchase option were exercised, and in applying ASC topic 350-30-35-8, we assumed that the repurchase option is exercised. When exercised, Lanvin has an obligation to pay the exercise price and the Company would be required to convey the Lanvin brand names and trademarks back to Lanvin. The exercise price to be received (residual value) is well in excess of the carrying value of the Lanvin brand names and trademarks, therefore no amortization is required.

RESULTS OF OPERATIONS

Net Sales

(in millions)

Years Ended December 31,	2022	% Change	2021	% Change	2020
European-based product sales	$744.0	12%	$663.2	57%	$422.9
United States-based product sales	342.7	58%	216.4	86%	116.1
Total net sales	$1,086.7	24%	$879.6	63%	$539.0

Net sales rebounded significantly in 2021, as compared to 2020 for both European and United States based operations and continued to increase in 2022. At comparable foreign currency exchange rates, net sales increased 30% in 2022, as compared to 2021. Net sales in 2020 reflected the negative impacts of the COVID-19 pandemic on the beauty industry. Retail store closings, event cancellations and a shutdown of international air travel brought our sales to a virtual standstill in early 2020. In the second half of 2020, business began rebounding thanks to retail stores reopening and a robust e-commerce business conducted by our retail customers.

For European based operations, our largest brands, Montblanc, Jimmy Choo and Coach grew 2022 sales by 15%, 23% and 18%, respectively, as compared to 2021. There were also significant gains made by our mid-sized brands, including Van Cleef & Arpels and Karl Lagerfeld. The year-over-year gains, in both euro and dollars, are all the more impressive considering our new product pipeline was dominated by flankers and extensions. However, we did bring to market several entirely new lines, including our first ever Moncler duo, Kate Spade *Sparkle*, *Singulier* by Boucheron and *Open Road* and *Wild Rose* by Coach.

In 2021, GUESS became our fourth brand with sales exceeding $100 million. Strong momentum on GUESS continued in 2022 with brand sales increasing another 24% as compared to 2021. There were also significant gains made by our mid-sized brands, especially Abercrombie & Fitch, Hollister and Oscar de la Renta. Additionally, 2022 saw the first full year of sales of Ferragamo products and in the second half of 2022, we also welcomed first time sales of our newest brands, Donna Karan/DKNY. Together, these new brands contributed to 38% growth of our US operations.

We are confident in our future as 2023 has many exciting developments for the Company. We have transitioned to a new modern enterprise resource planning system (ERP) for our US operations which will enable us to operate more efficiently and offer more scale to absorb our newer brands. We have a solid line-up of new product launches in the pipeline for many of our brands. This includes the roll out of the Moncler *Collection* in the first quarter and a Duo flanker in the third quarter, a launch of GUESS *Uomo Acqua* in the second quarter, as well as *Bella Vita Paradiso* in the fourth quarter. Extensions of the Montblanc *Legend*, Jimmy Choo *Man* and Jimmy Choo's *I Want Choo*, debut in the first, second and third quarters, respectively. Also, in the third quarter, we will unveil new men's lines for Coach and Boucheron. Brand extensions and flankers are in the works for MCM, Abercrombie & Fitch, Hollister, Anna Sui, and Oscar de la Renta. In sum, 2023 has all the earmarks of another superb year as the growth catalysts currently far outweigh the headwinds, most notably inflation and supply chain disruptions. Lastly, we have recently announced the license agreement with Lacoste which will offer us another sizable building block of growth in 2024.

As in the past, we hope to benefit from our strong financial position to potentially acquire one or more brands, either on a proprietary basis or as a licensee. However, we have no certainty that any new license or acquisition agreements will be consummated.

Net Sales to Customers by Region

(in millions)

Years ended December 31,	2022	2021	2020
North America	$431.9	$354.1	$193.5
Western Europe	259.2	202.0	147.1
Asia	152.7	128.0	79.7
Eastern Europe	87.8	69.7	33.1
Middle East	74.2	61.0	46.8
Central & South America	69.9	56.4	32.5
Other	11.0	8.4	6.3
	$1,086.7	$879.6	$539.0

Our largest market, North America achieved sales growth of 22% in 2022 compared to 2021, while Western Europe and Asia grew sales by 28% and 19% in 2022, respectively, compared to 2021. Latin America and the Middle East also achieved top line growth of 24% and 44% in 2022, respectively compared to 2021. Eastern Europe saw only moderate top line growth of 6% as compared to 2021 largely related to the war in Ukraine.

Gross Margins

(in millions)

Years ended December 31,	2022	2021	2020
European Operations			
Net sales	$744.0	$663.2	$422.9
Cost of sales	236.9	221.2	152.3
Gross margin	$507.1	$442.0	$270.6
Gross margin as a percent of net sales	68.2%	66.7%	64.0%
United States Operations			
Net sales	$342.7	$216.4	$116.1
Cost of sales	155.4	101.5	56.0
Gross margin	$187.3	$114.9	$60.1
Gross margin as a percent of net sales	54.7%	53.1%	51.8%

For European based operations, gross profit margin as a percentage of net sales was 68.2%, 66.6% and 64.0% in 2022, 2021 and 2020, respectively. Distribution in the United States for European based operations is handled by a 100% owned subsidiary of Interparfums SA based in the United States. Therefore, sales are made at a wholesale price rather than at an ex-factory price, resulting in higher gross margins. Net sales of our U.S. based distribution subsidiary increased 16% in 2022, as compared to 2021, leading to favorable mix and giving rise to the increase in gross margin in 2022 over both 2021 and 2020. We carefully monitor movements in foreign currency exchange rates as over 50% of our European based operations net sales is denominated in U.S. dollars, while most of our costs are incurred in euro. From a margin standpoint, a strong U.S. dollar has a positive effect on our gross margin while a weak U.S. dollar has a negative effect. The average dollar/euro exchange rate was 1.05 in 2022, 1.18 in 2021, and 1.15 in 2020. Pricing action also enabled us to offset inflationary pressures.

For United States operations, gross profit margin was 54.7%, 53.1% and 51.8% in 2022, 2021 and 2020, respectively. With a decline in sales in 2020, certain expenses such as depreciation of tools and molds together with the distribution of point-of-sale materials exaggerated the decline in gross margin for the year as a percentage of sales. The scale benefits coming from our significant growth in 2021 and 2022, combined with pricing actions and favorable channel/brand mix, have enabled us to more than offset the impacts of inflation and thus expand gross margin by 130 bps in 2021 and another 160 bps in 2022.

Costs relating to purchase with purchase and gift with purchase promotions are reflected in cost of sales, and aggregated $43.1 million, $36.9 million and $26.4 million in 2022, 2021 and 2020, respectively, and represented 4.0%, 4.2% and 4.9% of net sales, respectively.

Generally, we do not bill customers for shipping and handling costs and such costs, which aggregated $15.8 million, $10.0 million and $5.0 million in 2022, 2021 and 2020, respectively, are included in selling, general and administrative expenses in the consolidated statements of income. As such, our Company's gross margins may not be comparable to other companies, which may include these expenses as a component of cost of goods sold.

Selling, General & Administrative Expenses

(in millions)

Years ended December 31,	**2022**	2021	2020
European Operations			
Selling, general & administrative expenses	**$358.3**	$327.5	$210.6
Selling, general & administrative expenses as a percent of net sales	**48.2%**	49.4%	49.8%
United States Operations			
Selling, general & administrative expenses	**$134.0**	$79.0	$50.1
Selling, general & administrative expenses as a percent of net sales	**39.1%**	36.5%	43.1%

For European operations, selling, general and administrative expenses increased 9% and 55% in 2022 and 2021, respectively, as compared to the corresponding prior year period, and represented 48.2%, 49.4% and 49.8% of sales in 2022, 2021 and 2020, respectively as we were able to leverage our scale. As discussed in more detail below, these fluctuations, which are in line with the fluctuations in sales for European operations, are primarily from variations in promotion and advertising expenditures. For United States operations, selling, general and administrative expenses increased 70% and 58% in 2022 and 2021, respectively, as compared to the corresponding prior year period and represented 39.1%, 36.5% and 43.1% of sales in 2022, 2021 and 2020, respectively. As discussed in more detail below, the increased selling, general and administrative expenses as a percentage of net sales are primarily the result of increases in promotion and advertising expenditures. Additionally, the US based operations increased expenses related to salaries and benefits as we build the organization and infrastructure to support our new brands and future growth.

Promotion and advertising included in selling, general and administrative expenses aggregated $212.4 million, $171.1 million and $91.7 million in 2022, 2021 and 2020, respectively. Promotion and advertising as a percentage of sales represented 19.5%, 19.5% and 17.0% of net sales in 2022, 2021 and 2020, respectively. Promotion and advertising programs were cut significantly in 2020 in response to market conditions. Promotion and advertising are integral parts of our industry, and we continue to invest heavily in promotional spending to support new product launches and to build brand awareness. We believe that our promotion and advertising efforts have had a beneficial effect on online net sales, causing then to continue to grow strongly on a global basis. All of our brands have benefitted from newly launched and enhanced e-commerce sites in existing markets in collaboration with our retail customers on their e-commerce sites. We also continue to develop and implement omnichannel concepts, the way brick-and-mortar stores and a business' online operations work in tandem, and compelling content to deliver an integrated consumer experience. We anticipated that on a full year basis, future promotion and advertising expenditures will aggregate approximately 21% of net sales, which is in line with pre-COVID historical averages.

Royalty expense included in selling, general and administrative expenses aggregated $87.0 million, $68.9 million and $41.1 million in 2022, 2021 and 2020, respectively. Royalty expense as a percentage of sales represented 8.0%, 7.8% and 7.6% of net sales in 2022, 2021 and 2020, respectively. The increases in 2022 and 2021, as a percentage of sales, are directly related to new licenses and increased royalty-based product sales. As a result of the COVID-19 pandemic, we reached agreements with most of our licensors to waive or significantly reduce minimum guaranteed royalties for 2020.

Service fees, which are fees paid within our European operations to third parties relating to the activities of our distribution subsidiaries, aggregated $7.9 million, $9.4 million and $6.8 million in 2022, 2021 and 2020, respectively. The 2022 and 2021 amounts are in line with and directly related to fluctuations in sales within our U.S. distribution subsidiary.

Income from Operations

As a result of the above analysis regarding net sales, gross profit margins and selling, general and administrative expenses, our operating margins aggregated 17.9%, 16.8% and 13.1% for the years ended December 31, 2022, 2021 and 2020, respectively.

Other Income and Expenses

In December 2022, to finance the acquisition of the Lacoste trademark, the Company entered into a $53.3 million (€50 million) four-year loan agreement. The loan agreement bears interest at EURIBOR-1 month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. Additionally, in April 2021, we completed the acquisition of the future headquarters of Interparfums SA. The acquisition was financed by a 10-year €120 million (approximately $128 million) bank loan which bears interest at one-month Euribor plus 0.75%. Also in 2021, approximately €80 million of the variable rate debt was swapped for fixed interest rate debt. Long-term debt including current maturities aggregated $186.8 million, $148.8 million and $24.7 million as of December 31, 2022, 2021 and 2020, respectively.

We enter into foreign currency forward exchange contracts to manage exposure related to receivables from unaffiliated third parties denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Due to the sizable swings in currency rates during 2022, we went from recognizing a gain of $2.3 million in 2021 to a loss of $1.9 million in 2022. This accounts for most of our fluctuation within Other income and expenses.

Interest and investment income represents interest earned on cash and cash equivalents and short-term investments. In 2022, short-term investments include approximately $19.9 million of marketable equity securities of other companies in the luxury goods sector. Interest and investment income includes approximately $3.1 million of unrealized gains on marketable equity securities. Given our strong balance sheet and cash position, the increase in interest rates had a favorable impact on interest and investment income.

Income Taxes

Our effective income tax rate was 22.2%, 27.1% and 27.9% in 2022, 2021 and 2020, respectively.

Income tax expense represents U.S. federal, foreign, state and local income taxes. The effective rate differs from the federal statutory rate primarily due to the effect of state and local income taxes, the tax impact of share-based compensation and the taxation of foreign income including tax settlements. Our effective tax rate will change from year-to-year based on recurring and non-recurring factors including the geographical mix of earnings, enacted tax legislation, state and local income taxes, the tax

impact of share-based compensation, the interaction of various global tax strategies and the impact from certain acquisitions.

Our effective income tax rate for European operations was 25.2%, 30.6% and 29.7% in 2022, 2021 and 2020, respectively, as the French Government voted to reduce the French corporate income tax rate from approximately 33% to 25% over a three-year period.

Our effective income tax rate for U.S. operations was 13.8%, 15.6% and 16.7% in 2022, 2021 and 2020, respectively.

Our effective tax rate differs from the 21% statutory rate due to state, local and foreign taxes, offset by benefits received from the exercise of stock options as well as deductions we are allowed for a portion of our foreign derived intangible income. Additionally, in the third quarter of 2022, our U.S. operations recognized a one-time tax benefit of $2.5 million associated with the 2021 Salvatore Ferragamo acquisition. At the time of the acquisition, we had not recognized deferred tax benefits as there were uncertainties concerning its potential recoverability; however, as of September 30, 2022, the recoverability was deemed likely.

The Company has determined that it has no tax liability related global intangible low-taxed income ("GILTI") as of December 31, 2022, 2021 and 2020. The Company also estimated the effect of its foreign derived intangible income ("FDII") and recorded a tax benefit of $1.5 million, $0.6 million and $0.3 million as of December 31, 2022, 2021 and 2020, respectively. Share-based compensation resulted in a discrete tax benefit of $0.8 million, $1.3 million and $0.4 million in 2022, 2021 and 2020, respectively.

Net Income

(In thousands, except share and per share data)

Years ended December, 31	**2022**	2021	2020
Net income attributable to European operations	**$107,292**	$80,670	$41,990
Net income attributable to United States operations	**43,745**	29,357	7,978
Net income	**151,037**	110,027	49,968
Less: Net income attributable to the noncontrolling interest	**30,099**	22,616	11,749
Net income attributable to Inter Parfums, Inc.	**$120,938**	$87,411	$38,219

Net income attributable to European operations was $107.3 million, $80.7 million and $42.0 million in 2022, 2021 and 2020, respectively, while net income attributable to United States operations was $43.7 million, $29.4 million and $8.0 million in 2022, 2021 and 2020, respectively. The fluctuations in net income for both European operations and United States operations are directly related to the previous discussions concerning changes in sales, gross profit margins, selling, general and administrative expenses, most of which were caused by the effects of the COVID-19 pandemic beginning in 2020 and the recovery in 2021 and 2022.

The noncontrolling interest arises primarily from our 72% owned subsidiary in Paris, Interparfums SA, which is also a publicly traded company as 28% of Interparfums SA shares trade on the Euronext. Net income attributable to the noncontrolling interest is directly related to the profitability of our European operations and aggregated 27.9%, 28.0% and 28.1% of European operations net income in 2022, 2021 and 2020, respectively. Net margins attributable to Inter Parfums, Inc. aggregated 11.1%, 9.9% and 7.1% in 2022, 2021 and 2020, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Our conservative financial tradition has enabled us to amass significant cash balances. As of December 31, 2022, we had $256 million in cash, cash equivalents and short-term investments, most of which are held in euro by our European operations and are readily convertible into U.S. dollars. We have not had any liquidity issues to date, and do not expect any liquidity issues relating to such cash and cash equivalents and short-term investments. As of December 31, 2022, short-term investments include approximately $19.9 million of marketable equity securities.

The Company is party to a number of license and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2039. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments. See Item 8. Financial Statements and Supplementary Data – Note 12 – Commitments in this annual report on Form 10-K. Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2022, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

The Company hopes to continue to benefit from its strong financial position to potentially acquire one or more brands, either on a proprietary basis or as a licensee. In December 2022, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Lacoste brand. This new license takes effect January 2024.

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Donna Karan and DKNY brands. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. With this agreement, we are gaining several well-established and valuable fragrance franchises, most notably Donna Karan *Cashmere Mist* and DKNY *Be Delicious*, as well as a significant loyal consumer base around the world. The exclusive license became effective on July 1, 2022, and we are planning to launch new fragrances under these brands in 2024.

In October 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide license was granted for the production and distribution of Ferragamo brand perfumes. The license became effective in October 2021 and will last for 10 years with a 5-year optional term, subject to certain conditions. With respect to the management and coordination of activities related to the license agreement, the Company is operating through a wholly-owned Italian subsidiary based in Florence, that was acquired from Salvatore Ferragamo on October 1, 2021. The acquisition together with the license agreement was accounted for as an asset acquisition. The total cost of the assets acquired net of liabilities assumed aggregated approximately $35.8 million. In connection with this acquisition, we agreed to pay $17.0 million in equal annual installments of $1.7 million including interest imputed at 2.0%.

Opportunities for external growth are regularly examined, with the priority of maintaining the quality and homogeneous nature of our portfolio. However, we cannot assure you that any new license or acquisition agreements will be consummated.

Cash provided by operating activities aggregated $115.2 million, $119.6 million, and $65.0 million in 2022, 2021 and 2020, respectively. In 2022, working capital items used $65.6 million in cash from operating activities, as compared to $13.7 million in 2021 and $7.3 million in 2020. Although, from a cash flow perspective, accounts receivable is up approximately 37% from year-end 2021, the balance is reasonable based upon fourth quarter 2022 record sales levels and reflects strong collection activity as day's sales outstanding increased slightly to 64 days in 2022, as compared to 61 days in 2022 and decreased significantly as compared to 86 days in 2020. From a cash flow perspective, inventory levels are up 49% from year-end 2021. Inventory days on hand increased to 231 days in 2022, as compared to 208 days in 2021, and 277 days in 2020 as we chose to protect service level in light of the COVID driven supply chain disruptions.

Cash flows used in investing activities reflect the purchase and sales of short-term investments. These investments consist of certificates of deposit with maturities greater than three months marketable equity securities and other contracts. At December 31, 2022, approximately $39 million of certificates of deposit contain penalties where we would forfeit a portion of the interest earned in the event of early withdrawal.

Our business is not capital intensive as we do not own any manufacturing facilities. On a full year basis, we generally spend less than $5.0 million on capital expenditures including tools and molds needed to support our new product development calendar. Capital expenditures also include amounts for office fixtures, computer equipment and industrial equipment needed at our distribution centers.

In December 2022, to finance Interparfums SA's acquisition of the Lacoste trademark, the Company entered into a $53.3 million (€50 million) four-year loan agreement. The loan agreement bears interest at EURIBOR-1 month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum.

In April 2021, Interparfums SA completed the acquisition of its future headquarters at 10 rue de Solférino in the 7th arrondissement of Paris from the property developer. This is an office complex combining three buildings connected by two inner courtyards, and consists of approximately 40,000 total sq. ft.

The $142 million purchase price is in line with market value and includes the complete renovation of the site. As of December 31, 2021, $136.1 million of the purchase price, including approximately $3.1 million of acquisition costs, is included in building, equipment and leasehold improvements on the accompanying balance sheet as of December 31, 2021. Approximately $8.8 million of cash held in escrow is included in other assets on the accompanying balance sheet as of December 31, 2021. In 2022 this cash was released from escrow and there is no longer any balance of cash outside of cash and cash equivalents on the accompanying balance sheet as of December 31, 2022. In addition, the Company borrowed $17.0 million pursuant to a short-term loan equal to the VAT credit, and in July 2021, the $17.0 million VAT credit was reimbursed by the French Tax Authorities and the loan was repaid.

The acquisition was financed by a 10-year €120 million (approximately $136 million) bank loan which bears interest at one-month Euribor plus 0.75%. Approximately €80 million of the variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum.

In June 2020, the Company and Divabox, owner of the Origines-parfums e-commerce platform for beauty products, signed a strategic agreement and equity investment pursuant to which we acquired 25% of Divabox capital for $14 million through a capital increase. In connection with the acquisition,

the Company entered into a $13.4 million term loan, which was repaid in full in February 2021.

Our short-term financing requirements are expected to be met by available cash on hand at December 31, 2022, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2022 consist of a $20.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $20 million in credit lines provided by a consortium of international financial institutions. There were no balances due from short-term borrowings as of December 31, 2022 and 2021.

In April 2020, as a result of the uncertainties raised by the COVID-19 pandemic, the Board of Directors authorized a temporary suspension of the quarterly cash dividend. In February 2021, our Board of Directors authorized a reinstatement of an annual dividend of $1.00, payable quarterly and in February 2022, our Board authorized a 100% increase in the annual dividend to $2.00 per share. In February 2023 the Board of Directors further increased the annual dividend to $2.50 per share. The next quarterly cash dividend of $0.625 per share was paid on March 31, 2023, to shareholders of record on March 15, 2023. Dividends paid, including dividends paid once per year to noncontrolling stockholders of Interparfums SA, aggregated $79.8 million, $41.5 million and $21.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The cash dividends to be paid in 2023 are not expected to have any significant impact on our financial position.

We believe that funds provided by or used in operations can be supplemented by our present cash position and available credit facilities, so that they will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2022 as they were either offset by price increases we passed onto our respective customers or operating efficiencies.

DISCLOSURES ABOUT MARKET

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

Foreign Exchange Risk Management

A general discussion relating to our policies on foreign exchange risk management can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our annual report on Form 10-K for the year ended December 2021.

As of December 31, 2022, we had foreign currency contracts in the form of forward exchange contracts with notional amounts of approximately U.S. $36.5 million which all have maturities of less than one year. We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote.

Interest Rate Risk Management

We mitigate interest rate risk by monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13(a)-15(f) under the Securities Exchange Act of 1934. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our independent auditor, Mazars USA LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. This report appears on the following page.

Jean Madar - Michel B. Atwood

Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors

Michel Atwood
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholders and the Board of Directors of Inter Parfums, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Inter Parfums, Inc. (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes and the schedule listed in the Index in Item 15(a)(2) (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework: (2013) issued by COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

As described in Notes 1 and 8 to the consolidated financial statements, the Company's consolidated indefinite and finite - life intangible assets balance was $291 million at December 31, 2022. Indefinite lived intangible assets principally consist of trademarks and finite-lived intangible assets represent fees to acquire or enter into a license.

Those intangible assets are tested for impairment as follows:

• Indefinite - life intangible assets are tested for impairment at least annually at the reporting unit level or more frequently when events occur, or circumstances change. The evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair value is estimated based upon discounted future cash flow projections. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded.

• Finite - life intangible assets are tested for impairment testing whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If impairment indicators exist, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If the projection of undiscounted cash flows is less than the carrying value of a finite-lived intangible asset, an impairment charge would be recorded.

The determination of the future cash flows of the intangible assets requires management to make significant estimates and assumptions related to forecasts of future revenues, operating margins, and discount rates. As disclosed by management, changes in these assumptions could have a significant impact on the future cash flows and therefore, on the amount of any impairment charge. The determination of an impairment indicator on the finite - life intangible assets requires management judgments and involves assumptions.

We identified the impairment assessment of intangible assets as a critical audit matter as auditing management's judgments regarding the evaluation of impairment indicators, forecasts of future revenue, operating margin, and the discount rate to be applied involve a high degree of subjectivity.

The primary procedures we performed to address this critical audit matter included:

• Reviewing the analysis of the identification of impairment evidence for each indefinite and finite-life asset based on three indicators (sales analysis, new products launches, payment of minimum guarantees), and then corroborating that analysis with external information and evidence obtained in other areas of the audit.

• Testing the effectiveness of controls relating to management's impairment tests, including controls over the impairment indicators and determination of the future cash flows.

• In testing management's process for determining the future cash flows we evaluated the reasonableness of management's forecasts of future revenue and operating margin by performing a retrospective review in comparing these forecasts to historical operating results, evaluating whether the assumptions used were reasonable considering current information as well as future expectations, and using additional evidence obtained in other areas of the audit.

• Utilizing a valuation specialist to assist in auditing the discount rate. It includes evaluating whether the assumptions used were reasonable by comparing to third party market data.

MAZARS USA LLP

Mazars USA LLP
We have served as the Company's auditor since 2004.
New York, New York
February 28, 2023

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

Years Ended December 31,	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$104,713	$159,613
Short-term investments	150,833	160,014
Accounts receivable, net	197,584	159,281
Inventories	289,984	198,914
Receivables, other	28,803	10,308
Other current assets	15,650	21,375
Income taxes receivable	157	210
Total current assets	787,724	709,715
Equipment and leasehold improvements, net	166,722	149,352
Rights of use assets, net	27,964	33,728
Trademarks, licenses and other intangible assets, net	290,853	214,047
Deferred tax assets	11,159	7,936
Other assets	24,120	30,586
Total assets	$1,308,542	$1,145,364
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	$28,547	$15,911
Current portion of lease liabilities	5,296	6,014
Accounts payable - trade	88,388	81,980
Accrued expenses	213,621	136,677
Income taxes payable	8,715	4,328
Total current liabilities	344,567	244,910
Long-term debt, less current portion	151,494	132,902
Lease liabilities, less current portion	24,335	29,220
Equity:		
Inter Parfums, Inc. shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued	–	-
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding, 31,967,300 and 31,830,420 shares at December 31, 2022 and 2021, respectively	32	32
Additional paid-in capital	90,186	87,132
Retained earnings	620,095	560,663
Accumulated other comprehensive loss	(56,056)	(38,432)
Treasury stock, at cost, 9,864,805 common shares at December 31, 2022 and 2021	(37,475)	(37,475)
Total Inter Parfums, Inc. shareholders' equity	616,782	571,920
Noncontrolling interest	171,364	166,412
Total equity	788,146	738,332
Total liabilities and equity	$1,308,542	$1,145,364

(See accompanying notes to consolidated financial statements

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

Years Ended December 31,	2022	2021	2020
Net sales	$1,086,653	$879,516	$539,009
Cost of sales	392,231	322,614	208,278
Gross margin	694,422	556,902	330,731
Selling, general, and administrative expenses	492,370	406,459	260,648
Impairment loss	7,749	2,393	-
Income from operations	194,303	148,050	70,083
Other expenses (income):			
Interest expense	3,599	2,825	1,970
(Gain) Loss on foreign currency	1,921	(2,338)	2,178
Interest and dividend income	(5,486)	(3,403)	(2,865)
Other Income	50	(53)	(549)
	84	(2,969)	734
Income before income taxes	194,219	151,019	69,349
Income taxes	43,182	40,992	19,381
Net income	151,037	110,027	49,968
Less: Net income attributable to the noncontrolling interest	30,099	22,616	11,749
Net income attributable to Inter Parfums, Inc.	$120,938	$87,411	$38,219
Net income attributable to Inter Parfums, Inc. common shareholders:			
Basic	$3.80	$2.76	$1.21
Diluted	3.78	2.75	1.21
Weighted average number of shares outstanding:			
Basic	31,859,417	31,676,796	31,536,659
Diluted	31,988,753	31,835,408	31,654,544
Dividends declared per share	$2.00	$1.00	$0.33

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

Years ended December 31, 2022, 2021, and 2020	2022	2021	2020
Net income	$151,037	$110,027	$49,968
Other comprehensive income:			
Net derivative instrument, net of tax	2,356	(1,367)	(19)
Transfer of OCI into earnings	992	-	(52)
Translation adjustments, net of tax	(29,683)	(42,967)	47,912
	(26,335)	(44,334)	47,841
Comprehensive income	124,702	65,693	97,809
Comprehensive income attributable to noncontrolling interests:			
Net income	30,099	22,616	11,749
Net derivative instrument income (loss), net of tax	647	(375)	(19)
Translation adjustments, net of tax	(9,358)	(11,524)	14,004
	21,388	10,717	25,734
Comprehensive income attributable to Inter Parfums, Inc.	$103,314	$54,976	$72,075

(See accompanying notes to consolidated financial statements.)

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)

Years Ended December 31,	2022	2021	2020
Common stock, beginning of year	$32	$32	$31
Shares issued upon exercise of stock options	–	-	1
Common stock, end of year	$32	$32	$32
Additional paid-in capital, beginning of year	87,132	75,708	70,664
Shares issued upon exercise of stock options	6,004	5,393	2,771
Share-based compensation	1,355	1,566	1,711
Purchase of subsidiary shares from noncontrolling interests	–	-	-
Shares issued for license acquisition	–	5,000	-
Transfer of subsidiary shares purchased	(4,305)	(535)	562
Additional paid-in capital, end of year	$90,186	$87,132	$75,708
Retained earnings, beginning of year	560,663	503,567	474,637
Net income	120,938	87,411	38,219
Dividends	(63,743)	(31,690)	(10,406)
Stock-based compensation	2,237	1,375	1,117
Retained earnings, end of year	$620,095	$560,663	$503,567
Accumulated other comprehensive loss, beginning of year	(38,432)	(5,997)	(39,853)
Foreign currency translation adjustment, net of tax	(20,325)	(31,443)	33,908
Transfer from other comprehensive income into earnings	992	-	(52)
Net derivative instrument gain, net of tax	1,709	(992)	-
Accumulated other comprehensive loss, end of year	$(56,056)	$(38,432)	$(5,997)
Treasury stock, beginning and end of year	(37,475)	(37,475)	(37,475)
Noncontrolling interest, beginning of year	166,412	166,615	140,994
Net income	30,099	22,616	11,749
Foreign currency translation adjustment, net of tax	(9,358)	(11,524)	14,004
Net derivative instrument loss, net of tax	647	(375)	(19)
Dividends	(16,056)	(9,836)	(324)
Share-based compensation	(282)	(293)	350
Transfer of subsidiary shares purchased	(98)	(791)	(139)
Noncontrolling interest, end of year	$171,364	$166,412	$166,615
Total equity	$788,146	$738,332	$702,450

(See accompanying notes to consolidated financial statements.)

INTER PARFUMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Years ended December, 31	2022	2021	2020
Cash flows from operating activities:			
Net income	$151,037	$110,027	$49,968
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization including impairment loss	22,539	12,698	9,067
Provision for doubtful accounts	2,353	853	4,824
Noncash stock compensation	3,143	2,853	3,029
Share of income of equity investment	49	(53)	(549)
Lease expense	4,980	7,302	5,483
Deferred tax expense (benefit)	(3,604)	(465)	581
Change in fair value of derivatives	227	65	(137)
Changes in:			
Accounts receivable	(59,640)	(45,395)	13,157
Inventories	(98,297)	(49,815)	19,333
Other assets	(13,651)	(16,725)	1,176
Operating lease liabilities	(4,795)	(7,503)	(5,421)
Accounts payable and accrued expenses	106,857	103,046	(32,239)
Income taxes, net	3,952	2,698	(3,279)
Net cash provided by operating activities	115,150	119,586	64,993
Cash flows from investing activities:			
Purchases of short-term investments	(1,038)	(55,691)	(7,582)
Proceeds from sale of short-term investments	896	10,644	11,513
Purchase of equipment and leasehold improvements	(33,756)	(141,274)	(11,011)
Payment for intangible assets acquired	(98,865)	(1,545)	(1,251)
Purchase of equity investment	–	-	(13,998)
Net cash provided used in investing activities	(132,763)	(187,866)	(22,329)
Cash flows from financing activities:			
Repayment of long-term debt	(19,861)	(43,056)	(13,725)
Proceeds issuance of long-term debt	52,492	157,382	13,438
Proceeds from exercise of options	6,003	5,393	2,771
Dividends paid	(63,743)	(31,690)	(20,805)
Dividends paid to noncontrolling interests	(16,056)	(9,836)	(324)
Purchase of subsidiary shares from noncontrolling interests	(4,403)	-	-
Net cash used in financing activities	(45,568)	78,193	(18,645)
Effect of exchange rate changes on cash	(493)	(11,207)	12,245
Net increase (decrease) in cash and cash equivalents	(63,674)	(1,294)	36,264
Cash and cash equivalents – beginning of year	168,387	169,681	133,417
Cash and cash equivalents – end of year	$104,713	$168,387	$169,681
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$2,987	$2,468	$1,105
Income taxes	38,492	40,497	21,772

(See accompanying notes to consolidated financial statements.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and its Significant Accounting Policies

Business Of The Company

Inter Parfums, Inc. and its subsidiaries (the "Company") are in the fragrance business and manufacture and distribute a wide array of fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses. With respect to the Company's largest brands, we license the Montblanc, Jimmy Choo, Coach and GUESS brand names. As a percentage of net sales, product sales for the Company's largest brands were as follows:

Year Ended December 31,	2022	2021	2020
Montblanc	18%	19%	21%
Jimmy Choo	18%	18%	16%
Coach	15%	16%	17%
GUESS	12%	12%	11%

No other brand represented 10% or more of consolidated net sales.

Basis Of Preparation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including 72% owned Interparfums SA, a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

Management Estimates

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the consolidated financial statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the consolidated financial statements.

Foreign Currency Translation

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

Cash And Cash Equivalents And Short-Term Investments

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The Company also has short-term investments which consist of certificates of deposit and other contracts with maturities greater than three months and available for sale marketable equity securities. The Company monitors concentrations of credit risk associated with financial institutions with which the Company conducts significant business. The Company believes its credit risk is minimal, as the Company primarily conducts business with large, well-established financial institutions. Substantially all cash and cash equivalents are primarily held at financial institutions outside the United States and are readily convertible into U.S. dollars.

Accounts Receivable

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for doubtful accounts or balances which are estimated to be uncollectible, which aggregated $4.7 million and $2.2 million as of December 31, 2022, and 2021, respectively. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received. We generally grant credit based upon our analysis of the customer's financial position, as well as previously established buying patterns.

Inventories

Inventories, including promotional merchandise, only include inventory considered saleable or usable in future periods, and are stated at the lower of cost and net realizable value, with cost being determined on the first-in, first-out method. Cost components include raw materials, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers.

(in thousands, except share and per share data)

Derivatives

All derivative instruments are recorded as either assets or liabilities and measured at fair value. The Company uses derivative instruments to principally manage a variety of market risks. For derivatives designated as hedges of the exposure to changes in fair value of the recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to include in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For cash flow hedges, the effective portion of the derivative's gain or loss is initially reported in equity (as a component of accumulated other comprehensive income) and is subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. The Company also holds certain instruments for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, changes in their fair value are recorded in earnings immediately.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipt, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements. Depreciation has not yet begun on property recently purchased, as it has not yet been put into service. Depreciation provided on equipment used to produce inventory, such as tools and molds, is included in cost of sales.

Long-Lived Assets

Indefinite-lived intangible assets principally consist of trademarks which are not amortized. The Company evaluates indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more-likely-than-not indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. When testing indefinite-lived intangible assets for impairment, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 9.8% and 7.47% in 2022 and 2021, respectively. The cash flow projections are based upon a number of assumptions, including future sales levels, future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value.

Revenue Recognition

The Company sells its products to department stores, perfumeries, specialty stores and domestic and international wholesalers and distributors. Our revenue contracts represent single performance obligations to sell our products to customers. Sales of such products by our domestic subsidiaries are denominated primarily in U.S. dollars, and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. The Company recognizes revenues when contract terms are met, the price is fixed and determinable, collectability is reasonably assured, and control of the assets has passed to the customer based on the agreed upon shipping terms. Net sales are comprised of gross revenues less returns, trade discounts and allowances. The Company does not bill its customers' freight and handling charges. All shipping and handling costs, which aggregated $15.8 million, $10.0 million and $5.0 million in 2022, 2021 and 2020, respectively, are included in selling, general and administrative expenses in the consolidated statements of income. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk. No one customer represented 10% or more of net sales in 2022, 2021 or 2020.

Sales Returns

Generally, the Company does not permit customers to return their unsold products. However, for U.S. based customers, we allow returns if properly requested, authorized and approved. The Company regularly reviews and revises, as deemed necessary, its estimate of reserves for future sales returns based primarily upon historic trends and relevant current data including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we consider include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. The Company records its estimate of potential sales returns as a reduction of sales and cost of sales with corresponding entries to accrued expenses, to record the refund liability, and inventory, for the right to recover goods from the customer. The refund liability associated with estimated returns was $8.6 million and $5.1 million at December 31, 2022 and 2021, respectively, and the amounts recognized for the rights to recover products was $3.2 million and $1.9 million at December 31, 2022 and 2021, respectively. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

Payments to Customers

The Company records revenues generated from purchase with purchase and gift with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expenses were $212.4 million, $171.1 million and $91.7 million for 2022, 2021 and 2020, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $43.1 million, $36.9 million and $26.4 million in 2022, 2021 and 2020, respectively.

Package Development Costs

Package development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

Operating Leases

The Company leases its offices and warehouses, vehicles, and certain office equipment, substantially all of which are classified as operating leases. The Company currently has no material financing leases. The Company determines if an arrangement is a lease at inception. Operating lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term.

License Agreements

The Company's license agreements generally provide the Company with worldwide rights to manufacture, market and sell fragrance and fragrance related products using the licensors' trademarks. The licenses typically have an initial term of approximately 5 to 15 years, and are potentially renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, excluding potential renewal periods, range from approximately 1 to 12 years. Under each license, the Company is required to pay royalties in the range of 6% to 10% to the licensor, at least annually, based on net sales to third parties.

In certain cases, the Company may pay an entry fee to acquire, or enter into, a license where the licensor or another licensee was operating a pre-existing fragrance business. In those cases, the entry fee is capitalized as an intangible asset and amortized over its useful life.

Most license agreements require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

In addition, the Company is exposed to certain concentration risk. Most of our prestige fragrance brands are licensed from unaffiliated third parties, and our business is dependent upon the continuation and renewal of such licenses.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets

(in thousands, except share and per share data)

and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently enacted tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time. Accrued interest and penalties are included within the related tax asset or liability in the accompanying financial statements.

Issuance of Common Stock by Consolidated Subsidiary

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as an equity adjustment in the consolidated balance sheets.

Treasury Stock

The Board of Directors may authorize share repurchases of the Company's common stock (Share Repurchase Authorizations). Share repurchases under Share Repurchase Authorizations may be made through open market transactions, negotiated purchase or otherwise, at times and in such amounts within the parameters authorized by the Board. Shares repurchased under Share Repurchase Authorizations are held in treasury for general corporate purposes, including issuances under various employee stock option plans. Treasury shares are accounted for under the cost method and reported as a reduction of equity. Share Repurchase Authorizations may be suspended, limited or terminated at any time without notice.

(2) Impact of COVID-19 Pandemic

A novel strain of coronavirus ("COVID-19") surfaced in late 2019 and in March 2020, the World Health Organization declared COVID-19 a pandemic. In response, various national, state, and local governments issued decrees prohibiting certain businesses from operating and certain classes of workers from reporting to work.

Retail store closings, event cancellations and a shutdown of international air travel brought our sales to a virtual standstill and caused a significant unfavorable impact on our results of operations in 2020.

Business significantly improved in the second half of 2020 and continued to improve throughout 2021 and 2022, as retail stores reopened, and consumers increased online purchasing. While we expect this trend to continue, the introduction of variants of COVID-19 in various parts of the world has caused the temporary reimplementation of governmental restrictions to prevent further spread of the virus. In addition, international air travel remains curtailed in many jurisdictions due to both governmental restrictions and consumer health concerns. While COVID-19 has significantly restricted international travel, the travel retail business is beginning to pick up. Lastly, the improved economy has put significant strains on our supply chain causing disruptions affecting the procurement of components, the ability to transport goods, and related cost increases. These disruptions have come at a time when demand for our product lines has never been stronger or more sustained. We have been addressing this issue since the beginning of 2021, by ordering well in advance of need and in larger quantities. Since 2021, we have strived to carry more inventory overall, source the same components from multiple suppliers and when possible, manufacture products closer to where they are sold. We do not expect the supply chain bottlenecks to begin lifting until the second half of 2023. Therefore, despite recent business improvement, the impact of the COVID-19 pandemic might continue to have adverse effects on our results of our operations, financial position and cash flows through at least the first half of 2023.

(3) Recent Agreements

Lacoste

In December 2022, we closed a transaction agreement with Lacoste, whereby an exclusive and worldwide license was granted for the production and distribution of Lacoste brand perfumes and cosmetics. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license becomes effective in January 2024 and will last for 15 years.

Dunhill

In April 2022, we announced that the Dunhill fragrance license will expire on September 30, 2023 and will not be renewed. The Company will continue to produce and sell Dunhill fragrances until the license expires and will maintain the right to sell-off remaining Dunhill fragrance inventory for a limited time as is customary in the fragrance industry.

Salvatore Ferragamo

In October 2021, we closed on a transaction agreement with Salvatore Ferragamo S.p.A., whereby an exclusive and worldwide license was granted for the production and distribution of Ferragamo brand perfumes. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. The license became effective in October 2021 and will last for 10 years with a 5-year optional term, subject to certain conditions.

With respect to the management and coordination of activities related to the license agreement, the Company operates through a wholly-owned Italian subsidiary based in Florence, that was acquired from Salvatore Ferragamo on October 1, 2021. The acquisition together with the license agreement was accounted for as an asset acquisition.

Emanuel Ungaro

In October 2021, we also entered into a 10-year exclusive global licensing agreement a with a 5-year optional term subject to certain conditions, with Emanuel Ungaro Italia S.r.l, for the creation, development and distribution of fragrances and fragrance-related products, under the Emanuel Ungaro brand. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Donna Karan and DKNY

In September 2021, we entered into a long-term global licensing agreement for the creation, development and distribution of fragrances and fragrance-related products under the Donna Karan and DKNY brands. Our rights under this license are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry. With this agreement, we are gaining several well-established and valuable fragrance franchises, most notably Donna Karan *Cashmere Mist* and DKNY *Be Delicious*, as well as a significant loyal consumer base around the world. In connection with the grant of license, we issued 65,342 shares of Inter Parfums, Inc. common stock valued at $5.0 million to the licensor. The exclusive license is effective July 1, 2022, and we are planning to launch new fragrances under these brands in 2024.

Rochas Fashion

Effective January 1, 2021, we entered into a new license agreement modifying our Rochas fashion business model. The new agreement calls for a reduction in royalties to be received. As a result, in the first quarter of 2021, we took a $2.4 million impairment charge on our Rochas fashion trademark. In the fourth quarter of 2022, we again took a $6.8 million impairment charge on the Rochas fashion trademark after an independent expert concluded that the valuation of the trademark was $11.3 million. The new license also contains an option for the licensee to buyout the Rochas fashion trademarks in June 2025 at its then fair market value.

Land and Building Acquisition - Future Headquarters in Paris

In April 2021, Interparfums SA, our 72% owned French subsidiary, completed the acquisition of its future headquarters at 10 rue de Solférino in the 7th arrondissement of Paris from the property developer. This is an office complex combining three buildings connected by two inner courtyards, and consists of approximately 40,000 total sq. ft.

The purchase price includes the complete renovation of the site. As of December 31, 2022, $148.1 million of the purchase price, including approximately $4.4 million of acquisition costs, is included in property, equipment and leasehold improvements on the accompanying balance sheet as of December 31, 2022. The purchase price has been allocated approximately $61.1 million to land and $87.0 million to the building. The building, which was delivered on February 28, 2022, includes the building structure, development of the property, façade waterproofing, general and technical installations and interior fittings that will be depreciated over a range of 7 to 50 years. The Company has elected to depreciate the building cost based on the useful lives of its components. Approximately $3.4 million of cash held in escrow is also included in property, equipment and leasehold improvements on the accompanying balance sheet as of December 31, 2022.

The acquisition was financed by a 10-year €120 million (approximately $128.0 million) bank loan which bears interest at one-month Euribor plus 0.75%. Approximately €80 million of the variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum.

(4) Inventories

Year Ended December 31,	2022	2021
Raw materials and component parts	$146,772	$111,312
Finished goods	143,212	87,602
	$289,984	$198,914

Overhead included in inventory aggregated $3.4 million and $3.7 million as of December 31, 2022 and 2021, respectively. Included in inventories is an inventory reserve, which represents the difference between the cost of the inventory and its estimated realizable value, based upon sales forecasts and the physical condition of the inventories. In addition, and as necessary, specific reserves for future known or anticipated events may be established. Inventory reserves aggregated $11.4 million and $15.8 million as of December 31, 2022 and 2021, respectively.

(in thousands, except share and per share data)

(5) Fair Value of Financial Instruments

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2022

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	$150,833	$19,861	$130,174	$798
Interest rate swaps	6,758	–	6,758	–
Foreign currency forward exchange contracts accounted for using hedge accounting	1,189	–	1,189	–
	$158,780	$19,861	$138,121	$798
Assets:				
Foreign currency forward exchange contracts not accounted for using hedge accounting	$68	–	$68	–
	$68	–	$68	–

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2021

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	$160,014	$-	$160,014	$-
Foreign currency forward exchange contracts accounted for using hedge accounting	$1,982	-	$1,982	-
Foreign currency forward exchange contracts not accounted for using hedge accounting	63	-	63	-
Interest rate swaps	(234)	-	(234)	-
	$1,811	-	$1,811	-

The carrying amount of cash and cash equivalents including money market funds, short-term investments including marketable equity securities, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the variable interest rates on the Company's indebtedness approximate current market rates.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value of interest rate swaps are the discounted net present value of the swaps using third party quotes from financial institutions.

(6) Derivative Financial Instruments

The Company enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and occasionally to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the cash flows of the derivative instrument will effectively offset the change in the cash flows of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period and is based on the dollar offset methodology and excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. Any hedge ineffectiveness is also recognized as a gain or loss on foreign currency in the income statement. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued, and gains and losses accumulated in other comprehensive income are reclassified to earnings. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings.

Gains and losses in derivatives designated as hedges are accumulated in other comprehensive income (loss) and gains and losses in derivatives not designated as hedges are included in (gain) loss on foreign currency on the accompanying income statements. Such gains and losses were immaterial in each of the years in the three-year period ended December 31, 2022. Interest expense includes a gain of $6.3 million and $0.2 million in 2022 and 2021, respectively, resulting from an interest rate swap.

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. The valuation of interest rate swap is included in other assets on the accompanying balance sheet for the period ended December 31, 2022 and was included in long-term debt on the accompanying balance sheet for the period ended December 31, 2021. The valuation of foreign currency forward exchange contracts at December 31, 2022 and December 31, 2021, resulted in an asset and is included in other current assets on the accompanying balance sheets.

At December 31, 2022, the Company had foreign currency contracts in the form of forward exchange contracts with notional amounts of approximately U.S. $36.5 million, which all have maturities of less than one year.

(7) Property, Equipment and Leasehold Improvements

Year Ended December 31,	2022	2021
Land and Building (construction in progress)	$148,137	$136,131
Equipment	$59,689	$52,036
Leasehold Improvements	2,293	2,082
	210,119	190,249
Less accumulated depreciation and amortization	43,397	40,897
	$166,722	$149,352

Depreciation and amortization expense was $7.5 million, $4.4 million and $3.8 million in 2022, 2021, and 2020, respectively.

(8) Trademarks, Licenses and Other Intangible Assets

2022	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$105,022	$–	$105,022
Trademarks (finite lives)	41,267	64	41,203
Licenses (finite lives)	205,235	63,535	141,700
Other intangible assets (finite lives)	17,849	14,921	2,928
Subtotal	264,351	78,520	185,831
Total	$369,373	$78,520	$290,853

2021	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks			
(indefinite lives)	$119,712	$-	$119,712
Trademarks			
(finite lives)	43,820	68	43,752
Licenses			
(finite lives)	109,682	62,286	47,396
Other intangible assets			
(finite lives)	17,775	14,588	3,187
Subtotal	171,277	76,942	94,335
Total	$290,989	$76,942	$214,047

Amortization expense was $6.8 million, $5.9 million and $5.3 million in 2022, 2021 and 2020, respectively. Amortization expense is expected to approximate $7.0 million in 2023, $13.3 million in 2024, $12.3 million in 2025, $10.5 million in 2026 and 2027. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 18 years, 14 years and 2 years, respectively, and 14 years on average.

The Company reviews intangible assets with indefinite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. There was an impairment charge for trademarks with indefinite useful lives of $6.8 million and $2.4 million in 2022 and 2021, respectively, relating to our Rochas fashion business and an impairment charge for trademarks with indefinite useful lives of $0.9 million in 2022 relating to our Intimate trademark. The fair values used in our evaluations are estimated based upon discounted future cash flow projections using a weighted average cost of capital of 9.80%, 7.47%, and 6.99% as of December 31, 2022, 2021 and 2020, respectively. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. The Company believes that the assumptions it has made in projecting future cash flows for the evaluations described above are reasonable and currently no other impairment indicators exist for our indefinite-lived assets. However, if future actual results do not meet our expectations, the Company may be required to record an impairment charge, the amount of which could be material to our results of operations.

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight-line method over the term of the respective license or the intangible assets estimated useful life which range from three to twenty years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Trademarks (finite lives) primarily represent Lanvin brand names and trademarks and in connection with their purchase, Lanvin was granted the right to repurchase the brand names and trademarks on July 1, 2027 for €70 million (approximately $75 million) (residual value) in accordance with an amendment signed in 2021. Because the residual value of the intangible asset exceeds its carrying value, the asset is not being amortized.

(9) Accrued Expenses

Accrued expenses consist of the following:

Year Ended December 31,	2022	2021
Advertising liabilities	$42,338	$31,215
Salary (including bonus		
and related taxes)	21,128	19,993
Royalties	26,532	19,154
Due vendors (not yet invoiced)	105,869	45,707
Retirement reserves	8,001	10,234
Refund (return) liability	8,604	5,128
Other	1,149	5,246
	$213,621	$136,677

(10) Loans Payable – Banks

Loans payable – banks consist of the following:

The Company and its domestic subsidiaries have available a $20 million unsecured revolving line of credit due on demand, which bears interest at the daily Secured Overnight Financing Rate ("SOFR") plus 2% (the SOFR was 4.3% as of December 31, 2022). The line of credit which has a maturity date of December 15, 2023, is expected to be renewed on an annual basis. Borrowings outstanding pursuant to lines of credit were zero as of December 31, 2022 and 2021.

The Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling approximately $20 million. These credit lines bear interest at EURIBOR plus between 0.6% and 0.9% (EURIBOR was minus 0.576% at December 31, 2022). Borrowings outstanding pursuant to these bank overdraft facilities were zero as of December 31, 2022 and 2021.

As there were no borrowings outstanding as of December 31, 2022 and 2021, there is no weighted average interest rate on short-term borrowings as of December 31, 2022 and 2021.

(11) Long-term Debt

Long-term debt consists of the following:

Year Ended December 31	2022	2021
$53.3 million payable in 48 equal monthly installments of $1.1 million		
beginning in December 2022, bearing interest at one-month Euribor plus 0.825%	$52,061	-
$135.9 million payable in 120 equal monthly installments of $1.1 million		
beginning in April 2021, bearing interest at one-month Euribor plus 0.75%	$104,758	$124,375
$15.0 million payable in 14 equal annual installments of $1.1 million		
beginning in January 2020 including interest imputed at 4.1% per annum	9,890	10,569
$17 million payable in 10 equal annual installments of $1.7 million		
beginning in October 2021 including interest imputed at 2.0% per annum	13,332	13,859
	$180,041	$148,803
Less current maturities	28,547	15,911
Total	$151,494	$132,892

In December 2022, to finance Interparfums SA's acquisition of the Lacoste trademark, the Company entered into a $53.3 million (€50 million) four-year loan agreement. The loan agreement bears interest at EURIBOR-1 month rates plus a margin of 0.825%. This variable rate debt was swapped for variable interest rate debt with a maximum rate of 2% per annum. The swap is a hedged derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in other comprehensive income.

In April 2021, to finance the acquisition of Interparfums SA's future corporate headquarters, the Company entered into a $128.0 million (€120 million) ten-year credit agreement. Approximately $85.3 million (€80.0 million) of the variable rate debt was swapped-for variable interest rate debt with maximum rate of 2% per annum. The swap is a derivative instrument and is therefore recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

Maturities of long-term debt subsequent to December 31, 2022 are approximately $30.4 million in 2023 and $28.7 million per year thereafter through 2033.

(12) Commitments

Leases

The Company leases its offices, warehouses and vehicles, substantially all of which are classified as operating leases. The Company currently has no material financing leases. The Company determines if an arrangement is a lease at inception. Operating lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the lease term.

In determining lease asset value, the Company considers fixed or variable payment terms, prepayments, incentives, and options to extend or terminate, depending on the lease. Renewal, termination or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised. The Company generally uses its incremental borrowing rate based on information available at the lease commencement date for the location in which the lease is held in determining the present value of lease payments.

As of December 31, 2022, the weighted average remaining lease term was 5.8 years and the weighted average discount rate used to determine the operating lease liability was 2.6%. Rental expense related to operating leases was $5.6 million, $8.2 million, and $6.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. Operating lease payments included in operating cash flows totaled $4.9 million and noncash additions to operating lease assets totaled $0.3 million.

Maturities of lease liabilities subsequent to December 31, 2022 are as follows:

(in thousands)	
2023	$5,723
2024	5,971
2025	4,847
2026	4,049
2027	4,060
Thereafter	6,913
	31,563
Less imputed interest (based on 2.6%	
weighted-average discount rate)	(1,932)
	$29,631

(in thousands, except share and per share data)

License Agreements

The Company is party to a number of license and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2033. In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

2023	$217,852
2024	224,201
2025	218,047
2026	139,348
2027	132,502
Thereafter	986,434
	$1,918,384

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2022, without consideration for potential renewal periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative expenses, aggregated $87.0 million, $68.9 million and $41.1 million, in 2022, 2021 and 2020, respectively, and represented 8.0%, 7.8% and 7.6% of net sales for the years ended December 31, 2022, 2021 and 2020, respectively.

(13) Equity

Share-Based Payments

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically have a six-year term and vest over a four to five-year period. The fair value of shares vested aggregated $1.3 million, $1.4 million and $1.7 million in 2022, 2021 and 2020, respectively. Compensation cost, net of estimated forfeitures, is recognized on a straight-line basis over the requisite service period for the entire award. Forfeitures are estimated based on historic trends. It is generally the Company's policy to issue new shares upon exercise of stock options.

The following table sets forth information with respect to nonvested options for 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested options – beginning of year	**209,510**	**$13.45**
Nonvested options granted	**62,000**	**$20.36**
Nonvested options vested or forfeited	**(102,780)**	**$12.93**
Nonvested options – end of year	**168,730**	**$16.31**

The effect of share-based payment expenses decreased income statement line items as follows:

Year Ended December 31,	2022	2021	2020
Income before income taxes	**$3,143**	$2,850	$3,030
Net Income attributable to Inter Parfums, Inc.	**2,036**	1,880	2,040
Diluted earnings per share attributable to Inter Parfums, Inc.	**0.06**	0.06	0.06

The following table summarizes stock option activity and related information for the years ended December 31, 2022, 2021 and 2020:

Year Ended December 31,	2022 Options	2022 Weighted Average Exercise Price	2021 Options	2021 Weighted Average Exercise Price	2020 Options	2020 Weighted Average Exercise Price
Shares under option- beginning of year	**524,900**	**$57.58**	713,210	$52.74	815,800	$49.89
Options granted	**62,000**	**97.84**	9,000	62.18	9,000	69.11
Options exercised	**(136,880)**	**43.86**	(156,490)	34.46	(95,570)	28.99
Options forfeited	**(8,440)**	**67.65**	(40,820)	62.57	(16,020)	58.38
Shares under option- end of year	**441,580**	**$67.30**	524,900	$57.58	713,210	$52.74

At December 31, 2022, options for 558,975 shares were available for future grant under the plans. The aggregate intrinsic value of options outstanding is $13.0 million as of December 31, 2022 and unrecognized compensation cost related to stock options outstanding aggregated $2.7 million, which will be recognized over the next five years.

The weighted average fair values of options granted by Inter Parfums, Inc. during 2022, 2021 and 2020 were $20.36, $11.35 and $12.16 per share, respectively, on the date of grant using the Black-Scholes option pricing model to calculate the fair value.

The assumptions used in the Black-Scholes pricing model are set forth in the following table:

Year Ended December 31,	2022	2021	2020
Weighted average expected stock-price volatility	**26%**	25%	25%
Weighted average expected option life	**4.0 yrs**	5.0 yrs	5.0 yrs
Weighted average risk-free interest rate	**4.0%**	0.4%	1.4%
Weighted average dividend yield	**2.4%**	1.6%	2.5%

Expected volatility is estimated based on historic volatility of the Company's common stock. The expected term of the option is estimated based on historic data. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option and the dividend yield reflects the assumption that the dividend payout as authorized by the Board of Directors would maintain its current payout ratio as a percentage of earnings.

Proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

Year Ended December 31,	2022	2021	2020
Proceeds from stock options exercised	**$6,003**	$5,393	$2,771
Tax benefits	**$800**	$1,300	$400
Intrinsic value of stock options exercised	**$6,760**	$7,800	$2,873

The following table summarizes additional stock option information as of December 31, 2022:

Exercise Price	Options Outstanding	Options Outstanding Weighted Average Remaining Contractual Life	Options Exercisable
$40.15 – $46.90	**103,460**	**0.96 years**	**101,860**
$62.18 – $69.11	**139,900**	**2.04 years**	**97,210**
$73.09	**136,220**	**3.00 years**	**73,780**
$97.84	**62,000**	**5.85 years**	**–**
Totals	**441,580**	**2.62 years**	**272,850**

As of December 31, 2022, the weighted average exercise price of options exercisable was $59.46 and the weighted average remaining contractual life of options exercisable is 1.88 years. The aggregate intrinsic value of options exercisable at December 31, 2022 is $10.1 million.

In December 2018, Interparfums SA approved a plan to grant an aggregate of 26,600 shares of its stock to employees with no performance condition requirement, and an aggregate of 133,000 shares to officers and managers, subject to certain corporate performance conditions. The corporate performance conditions were met and therefore in June 2022, 211,955 shares, adjusted for stock splits, were distributed. The aggregate cost of the grant of approximately $4.8 million was recognized as compensation cost on a straight-line basis over the requisite three-year service period.

In March 2022, Interparfums SA approved an additional plan to grant an aggregate of 88,400 shares to all Interparfums SA employees and corporate officers having more than six months of employment at grant date, subject to certain corporate performance

conditions. The shares, subject to adjustment for stock splits, will be distributed in June 2025 and will follow the same guidelines as the December 2018 plan.

The fair value of the grant had been determined based on the quoted stock price of Interparfums SA shares as reported by the Euronext on the date of grant. The estimated number of shares to be distributed of 85,062 has been determined taking into account employee turnover. The aggregate cost of the grant of approximately $4.1 million will be recognized as compensation cost on a straight-line basis over the requisite three and a quarter year service period.

Similar to the December 2018 plan, in order to avoid dilution of the Company's ownership of Interparfums SA, all shares distributed or to be distributed pursuant to these plans will be pre-existing shares of Interparfums SA, purchased in the open market by Interparfums SA. During the year ended December 31, 2022, the Company acquired 63,281 shares at an aggregate cost of $3.0 million.

All share purchases and issuances have been classified as equity transactions on the accompanying balance sheet.

Dividends

In October 2019, our Board of Directors authorized a 20% increase in the annual dividend to $1.32 per share on an annual basis. In April 2020, as a result of the uncertainties raised by the COVID-19 pandemic, the Board of Directors authorized a temporary suspension of the annual cash dividend. In February 2021, the Board of Directors authorized a reinstatement of an annual dividend of $1.00, payable quarterly. In February 2022, the Board of Directors authorized a 100% increase in the annual dividend to $2.00 per share and in February 2023, the Board of Directors further increased the annual dividend to $2.50 per share. The next quarterly cash dividend of $0.625 per share is payable on March 31, 2023 to shareholders of record on March 15, 2023.

(14) Net Income Attributable to Inter Parfums, Inc. Common Shareholders

Net income attributable to Inter Parfums, Inc. per common share ("basic EPS") is computed by dividing net income attributable to Inter Parfums, Inc. by the weighted average number of shares outstanding. Net income attributable to Inter Parfums, Inc. per share assuming dilution ("diluted EPS"), is computed using the weighted average number of shares outstanding, plus the incremental shares outstanding assuming the exercise of dilutive stock options using the treasury stock method.

The reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

Year Ended December 31,	2022	2021	2020
Numerator for diluted earnings per share	$120,938	$87,411	$38,219
Denominator:			
Weighted average shares	31,859,417	31,676,796	31,536,659
Effect of dilutive securities: stock options	129,336	158,612	117,885
Denominator for diluted earnings per share	31,988,753	31,835,408	31,654,544
Earnings per share:			
Net income attributable to Inter Parfums, Inc. common shareholders:			
Basic	$3.80	$2.76	$1.21
Diluted	$3.78	$2.75	$1.21

Not included in the above computations is the effect of anti-dilutive potential common shares, which consist of outstanding options to purchase 38,000, 175,000, and 450,000 shares of common stock for 2022, 2021, and 2020, respectively.

(in thousands, except share and per share data)

(15) Segments and Geographical Areas

The Company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are primarily conducted, in France. Both European and United States operations primarily represent the sale of prestige brand name fragrances.

Information on the Company's operations by segments is as follows:

Year Ended December 31,	2022	2021	2020
Net sales:			
United States	$342,644	$216,559	$117,489
Europe	744,075	663,290	422,947
Eliminations of intercompany sales	(66)	(333)	(1,427)
	$1,086,653	$879,516	$539,009
Net income attributable to Inter Parfums, Inc.:			
United States	$43,745	$29,359	$7,942
Europe	77,193	57,869	30,241
Eliminations	–	183	36
	$120,938	$87,411	$38,219
Depreciation and amortization expense including impairment loss:			
United States	$6,355	$3,835	$3,354
Europe	16,184	8,863	5,713
	$22,539	$12,698	$9,067
Interest and investment income:			
United States	$66	$3	$24
Europe	5,769	3,526	2,971
Eliminations	(349)	(126)	(130)
	$5,486	$3,403	$2,865
Interest expense:			
United States	$1,100	$636	$604
Europe	2,848	2,315	1,496
Eliminations	(349)	(126)	(130)
	$3,599	$2,825	$1,970
Income tax expense:			
United States	$6,920	$5,336	$1,590
Europe	36,262	35,607	17,782
Eliminations	–	49	9
	$43,182	$40,992	$19,381
Total assets:			
United States	$278,090	$247,703	$141,316
Europe	1,052,004	931,735	758,812
Eliminations	(21,552)	(34,074)	(9,983)
	$1,308,542	$1,145,364	$890,145

(in thousands, except share and per share data)

Segments and Geographical Areas continued

Year Ended December 31,	2022	2021	2020
Additions to long-lived assets:			
United States	$2,318	$2,711	$1,004
Europe	31,438	138,563	11,259
	$33,756	$141,274	$12,263
Total long-lived assets:			
United States	$61,539	$63,094	$40,656
Europe	423,999	334,033	217,766
	$485,538	$397,127	$258,422
Deferred tax assets:			
United States	$2,906	$870	$886
Europe	8,253	7,066	7,106
Eliminations	–	-	49
	$11,159	$7,936	$8,041

United States export sales were approximately $169.1 million, $126.2 million and $71.5 million in 2022, 2021 and 2020, respectively. Consolidated net sales to customers by region are as follows:

Year Ended December 31,	2022	2021	2020
North America	$431,900	$354,100	$193,500
Europe	333,400	271,600	180,200
Asia	152,700	128,000	79,700
Middle East	87,800	61,000	46,800
Central and South America	69,900	56,400	32,500
Other	11,000	8,400	6,300
	$1,086,700	$879,500	$539,000

Consolidated net sales to customers in major countries are as follows:

Year Ended December 31,	2022	2021	2020
United States	$420,900	$351,300	$187,300
France	$44,800	$44,000	$37,600
Russia	$33,964	$43,400	$14,100
United Kingdom	$37,900	$38,500	$24,600

(16) Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. federal, and various states and foreign jurisdictions.

The Company assessed its uncertain tax positions and determined that it has no material uncertain tax position at December 31, 2022.

The components of income before income taxes consist of the following:

Year Ended December 31,	2022	2021	2020
U.S. operations	$50,250	$34,742	$9,577
Foreign operations	143,969	116,277	59,772
	$194,219	$151,019	$69,349

The provision for current and deferred income tax expense (benefit) consists of the following:

Year Ended December 31,	2022	2021	2020
Current:			
Federal	$6,829	$4,825	$1,685
State and local	658	518	90
Foreign	39,458	36,164	17,024
	$46,945	$41,507	$18,799
Deferred:			
Federal	(802)	4	(215)
State and local	(49)	11	44
Foreign	(2,912)	(530)	753
	(3,763)	(515)	582
Total income tax expense	$43,182	$40,992	$19,381

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

December 31,	2022	2021
Net Deferred tax assets		
Foreign net operating loss carry-forwards	$554	$1,292
Inventory and accounts receivable	3,880	4,508
Profit sharing	2,871	3,787
Stock option compensation	716	732
Effect of inventory profit elimination	9,342	5,112
Other	266	407
Total gross deferred tax assets, net	17,629	15,838
Valuation allowance	(554)	(3,582)
Net deferred tax assets	17,075	12,256
Deferred tax liabilities (long-term)		
Building expenses	(1,356)	(1,082)
Trademarks and licenses	(2,160)	(2,551)
Unrealized gain on marketable equity securities	(1,745)	(436)
Other	(655)	(251)
Total deferred tax liabilities	(5,916)	(4,320)
Net deferred tax assets	$11,159	$7,936

Valuation allowances have been provided for deferred tax assets relating to foreign net operating loss carry-forwards as future profitable operations from certain foreign subsidiaries

might not be sufficient to realize the full amount of the deferred tax assets.

No other valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company estimated of the effect of global intangible low-taxed income ("GILTI") and has determined that it has no tax liability related to GILTI as of December 31, 2022, 2021 and 2020. The Company also estimated the effect of foreign derived intangible income ("FDII") and recorded a tax benefit of approximately $1.5 million, $0.9 million and $0.3 million as of December 31, 2022, 2021 and 2020, respectively.

The Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2019.

Differences between the United States federal statutory income tax rate and the effective income tax rate were as follows:

Year Ended December 31,	2022	2021	2020
Statutory rates	21.0%	21.0%	21.0%
State and local taxes, net of Federal benefit	0.2	0.3	0.2
Windfall benefit from exercise of stock options	(0.4)	(0.9)	(0.6)
Benefit of Foreign Derived Intangible Income	(0.8)	(0.6)	(0.4)
Effect of foreign taxes greater than U.S. statutory rates	3.1	7.4	7.5
Other	(0.9)	(0.1)	0.2
Effective rates	22.2%	27.1%	27.9%

(17) Accumulated Other Comprehensive Income Loss

The components of accumulated other comprehensive loss consist of the following:

Year Ended December 31,	2022	2021	2020
Net derivative instruments, beginning of year	$(992)	$-	$52
Net derivative instrument gain (loss), net of tax	2,701	(992)	(52)
Net derivative instruments end of year	1,709	(992)	-
Cumulative translation adjustments, beginning of year	(37,440)	(5,997)	(39,905)
Translation adjustments	(20,325)	(31,443)	33,908
Cumulative translation adjustments, end of year	(57,765)	(37,440)	(5,997)
Accumulated other comprehensive loss	$(56,056)	$(38,432)	$(5,997)

(18) Net Income Attributable to Inter Parfums, Inc. and Transfers from the Noncontrolling Interest

Year Ended December 31,	2022	2021	2020
Net income attributable to Inter Parfums, Inc.	$120,938	$87,411	$38,219
Decrease in Inter Parfums, Inc.'s additional paid-in capital for subsidiary share transactions	–	-	-
Change from net income attributable to Inter Parfums, Inc. and transfers from noncontrolling interest	$120,9381	$87,411	$38,219

(19) Reconciliation of Cash and Cash Equivalents to the Statement of Cash Flows

The following table summarizes cash and cash equivalents as of December 31, 2021:

Year Ended December 31,	2021
Cash and cash equivalents per balance sheet	$159,613
Cash held in escrow included in other assets (see note 3)	8,774
Cash and cash equivalents per statement of cash flows	$168,387

THE MARKET FOR OUR COMMON STOCK

Our Company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

Fiscal 2022	High Closing Price	Low Closing Price
Fourth Quarter	99.35	74.26
Third Quarter	86.78	70.02
Second Quarter	89.45	64.74
First Quarter	106.82	80.22

Fiscal 2021	High Closing Price	Low Closing Price
Fourth Quarter	106.90	75.89
Third Quarter	79.42	67.55
Second Quarter	77.95	69.96
First Quarter	76.75	59.17

As of February 8, 2023, the number of record holders, which include brokers and broker nominees, etc., of our common stock was 28. We believe there are approximately 32,436 beneficial owners of our common stock.

DIVIDENDS

In April 2020, as a result of the uncertainties raised by the COVID-19 pandemic, the Board of Directors authorized a temporary suspension of the annual cash dividend. In February 2021, the Board of Directors authorized a reinstatement of an annual dividend of $1.00, payable quarterly. In February 2022, the Board of Directors authorized a 100% increase in the annual dividend to $2.00 per share. Just recently, in February 2023 the Board of Directors further increased the annual dividend to $2.50 per share. The next quarterly cash dividend of $0.625 per share is payable on March 31, 2023 to shareholders of record on March 15, 2023.

FORM 10-K

A copy of the company's 2022 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits) To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176 Attention: Corporate Secretary.

CORPORATE PERFORMANCE GRAPH

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index and the average performance of a group of the Company's peer corporations consisting of: CCA Industries, Inc., Colgate-Palmolive Co., Estée Lauder Companies, Inc., Inter Parfums, Inc., Kimberly Clark Corp., Natural Health Trends Corp., Procter & Gamble Co., Stephan Co., Summer Infant, Inc. and United Guardian, Inc. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.

COMPARISON 0F 5 YEAR CUMULATIVE TOTAL RETURN*

Among Inter Parfums, Inc., The NASDAQ Composite Index, and a Peer Group


$300
$250
$200
$150
$100
$50
$0
12/17
12/18
12/19
12/20
12/21
12/22
Inter Parfums, Inc.
NASDAQ Composite
Peer Group

**$100 invested on 12/31/17 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.*

Below is the list of the data points for each year that corresponds to the lines on the above graph.

	12/17	12/18	12/19	12/20	12/21	12/22
Inter Parfums, Inc.	100.00	153.33	172.84	144.75	259.11	239.94
NASDAQ Composite	100.00	97.16	132.81	192.47	235.15	158.65
Peer Group	100.00	99.33	136.46	159.01	192.02	171.79

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Interparfums SA

Michel Atwood
Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Chief Financial Officer
Interparfums SA

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Robert Bensoussan-Torres
Co-founder of Sirius Equity,
a retail and branded luxury goods
investment company

Patrick Choël
Business Consultant and Former
President and Chief Executive Officer
Parfums Christian Dior
and the LVMH Perfume and
Cosmetics Division

Michel Dyens
Chairman, and Chief Executive Officer,
Michel Dyens & Co.

Véronique Gabai-Pinsky
President of Startup Specialty
Fragrance Company and Former President,
Vera Wang Group

Gilbert Harrison
Chairman, Harrison Group, Inc.
Founder and Chairman Emeritus
Financo LLC

Executive Officers

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Interparfums SA

Michel Atwood
Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Chief Financial Officer
Interparfums SA

Frédéric Garcia-Pelayo
Executive Vice President
Chief International Officer
Interparfums SA

Corporate Information

Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
www.interparfumsinc.com

European Operations

Interparfums SA
10 rue de Solferino
75007 Paris, France
Tel. (1) 53-77-00-00

Interparfums Italia, Srl
Piazza della Repubblica, 6
50123 Firenze, Italy

Auditors
Mazars USA, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer
and Trust Company
6201 15th Avenue
Brooklyn, NY 11219

INTERPARFUMS, INC.

551 Fifth Avenue NY, NY 10176
Tel: 212 983 2640 Fax: 212 983 4197
www. interparfumsinc.com